Prospectus Supplement
(To Prospectus Dated March 1, 2005)

2,387,850 Shares

OFFERING OF ORDINARY SHARES

We are offering 2,387,850 of our ordinary shares to selected investors pursuant to this prospectus supplement and the accompanying prospectus. The ordinary shares will be purchased at the negotiated price of $1.75 per share.

Our American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), are traded on the Nasdaq Capital Market, the principal trading market for our securities, under the symbol “AMRN”. There is no public trading market for our ordinary shares. On March 28, 2006, the closing sale price for our ADSs, each representing one ordinary share, on the Nasdaq Capital Market was US$3.37.

SEE “RISK FACTORS” ON PAGE 4 OF THIS PROSPECTUS SUPPLEMENT, IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-121760) AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE SECURITIES.

	Per Share	Total (1)
Offering price	$1.75	4,178,738
Offering Expenses (2)	$0.04	90,441
Proceeds, after expenses, to us	$1.71	4,088,297

(1)
Assumes that all 2,387,850 ordinary shares offered by this prospectus supplement are sold in this offering. There is no requirement that any minimum number of ordinary shares or dollar amount of ordinary shares be sold in this offering and there can be no assurance that we will sell all or any of the shares being offered.

(2)	Offering expenses primarily represent stamp duty payable, finders fees and legal costs.

We have not engaged any placement agent to solicit offers to purchase our ordinary shares in this offering. No placement agent is purchasing or selling any of our ordinary shares or ADSs pursuant to this prospectus supplement or the accompanying core prospectus, nor are we requiring any minimum purchase or sale of any specific number of ordinary shares or ADSs. We expect the total offering expenses to be approximately $90,441. We expect that delivery of the ordinary shares being offered pursuant to this prospectus supplement will be made to investors as soon as practical after March 31, 2006. Unless the purchasers instruct otherwise, the ordinary shares will be delivered in the form of ADSs in book-entry form through The Depository Trust Company, New York, New York.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING CORE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is March 30, 2006.

TABLE OF CONTENTS
Page

About This Prospectus Supplement	S-1
Note Regarding Forward Looking Statements	S-2
The Offering	S-3
Risk Factors	S-4
Use of Proceeds	S-5
Capitalization and Indebtedness	S-6
Dilution	S-7
Plan of Distribution	S-8
NASD Rule Election	S-9
Experts	S-9
Incorporation of Certain Information by Reference	S-9
Where You Can Find More Information	S-9

Prospectus Page

About This Prospectus	3
Prospectus Summary	3
Risk Factors	6
Forward Looking Statements	16
Presentation of Financial Information	16
Incorporation by Reference	16
Where You Can Find More Information	17
Enforceability of Civil Liabilities	18
Use of Proceeds	18
Capitalization and Indebtedness	19
Price History	20
Share Capital	21
Plan of Distribution	23
Recent Developments	24
Description of Ordinary Shares	28
Description of American Depositary Shares	32
Offering Expenses	38
Financial Statements	39
Experts	39
Legal Matters	39
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	40
Report of Independent Auditors	F-1

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our ordinary shares, and also adds to and updates information contained in or incorporated by reference into the accompanying core prospectus. The second part is the accompanying core prospectus, which gives more information about us and the ordinary shares we may offer from time to time under our shelf registration statement. To the extent there is a conflict between the information contained, or referred to, in this prospectus supplement, on the one hand, and the information contained, or referred to, in the accompanying core prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

We have not authorized any broker, dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying core prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying core prospectus. This prospectus supplement and the accompanying core prospectus do not constitute an offer to sell or the solicitation of an offer to buy ordinary shares nor do this prospectus supplement and the accompanying core prospectus constitute an offer to sell or the solicitation of an offer to buy ordinary shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying core prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and any accompanying core prospectus is delivered or ordinary shares are sold on a later date.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying core prospectus, including the documents we have referenced in the section entitled “Incorporation of Certain Information by Reference” in this prospectus supplement.

In this prospectus supplement and the accompanying core prospectus, “Amarin,” “Company,” “we,” “us” and “our” refer to Amarin Corporation plc and its consolidated subsidiaries. References to “U.S. dollars,” “USD” or “$” are to the lawful currency of the United States and references to “pounds sterling,” “GBP£” or “£” are to the lawful currency of the United Kingdom.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying core prospectus include forward-looking statements. These forward-looking statements relate, among other things, to our future capital needs, our ability to acquire or develop additional marketable products, acceptance of our products by prescribers and end-users, competitive factors, and our marketing and sales plans. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission (the “SEC”) and in written material, press releases and oral statements issued by or on behalf of us. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our management regarding various matters, including statements that include forward-looking terminology such as “may,” “will,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “continues,” or similar expressions.

Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the factors described in the Risk Factors section beginning on page 6 of the accompanying core prospectus and in the Risk Factors section of this prospectus supplement, our Annual Report on Form 20-F for the year ended December 31, 2005 (which is incorporated by reference herein). Some, but not all, of these factors are the timing of our future capital needs and our ability to raise additional capital when needed, our ability to obtain regulatory approval for our products, uncertainty of market acceptance of our products, our ability to compete with other pharmaceutical companies, our ability to develop or acquire new products, problems with important third-party manufacturers on whom we rely, our ability to attract and retain key personnel, and implementation and enforcement of government regulations. This list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

All forward-looking statements in this prospectus supplement and prospectus are based on information available to us on the date hereof. We may not be required to publicly update or revise any forward-looking statements that may be made by us or on our behalf, in this prospectus supplement and prospectus or otherwise, whether as a result of new information, future events or other reasons. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement and prospectus might not transpire.

THE OFFERING

Ordinary shares of 5p offered by us	2,387,850 shares
Ordinary shares to be outstanding after this Offering	79,936,758 shares
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $4.1 million after deducting the fees and expenses of the offering. We intend to use the net proceeds of this offering primarily for general working capital, clinical trials, research and development expenses, administrative expenses and for potential acquisitions of, or investments in, complementary businesses, products and technologies. See “Use of Proceeds” on page S-5.

Nasdaq Capital Market Symbol	AMRN

The information above and elsewhere in this prospectus supplement regarding our outstanding ordinary shares is based on 77,548,908 shares outstanding as of December 31, 2005 and excludes the following:

•	4,821,952 ordinary shares issuable upon the exercise of stock options outstanding as of December 31, 2005 at a weighted-average exercise price of $3.63 per share;
•
500,000 ordinary shares issuable upon the exercise of warrants outstanding as of December 31, 2005 with an exercise price of $1.90 per share, 313,234 ordinary shares issuable upon the exercise of warrants outstanding as of December 31, 2005 with an exercise price of $3.48 per share and 9,135,034 ordinary shares issuable upon the exercise of warrants outstanding as of December 31, 2005 with an exercise price of $1.43 per share.

Amarin Investment Holding Limited (AIHL), an entity controlled by our chairman Mr. Thomas Lynch, has the right to subscribe for $528,798 of ordinary shares, which represents more than 5% of the offering. In addition, Mr. Richard Stewart, a director and Chief Executive Officer of the Company, Mr. Alan Cooke, director and Chief Financial Officer of the Company and Messrs. John Groom, Simon Kukes each of whom is a director of the Company, Sunninghill Limited, an entity controlled by one of our non-executive directors, Dr. John Climax, and Mr. Darren Cunningham, an executive officer of the Company, have the right to subscribe for shares in this offering. Mr. Kukes has the right to subscribe for more than 5% of the offering. The subscriptions by AIHL and such other directors and officers have been reviewed and approved by the independent members of Amarin’s audit committee.

RISK FACTORS

The funds generated from this equity offering may not end our need to find additional capital resources.

Prior to the completion of this offering the Company is forecast to have sufficient cash to fund its group operating activities into the fourth quarter of 2007. In addition, we intend to obtain additional funding through earning license fees from partnering our drug development pipeline and/or completing further equity-based financings such as this offering. There is no assurance, however, that this offering will eliminate the uncertainty as to whether we will be able to fund our operations on an ongoing basis. We will also require further capital investment in the future to implement our long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical, regulatory and sales and marketing personnel, and growing our business. Our ability to execute our business strategy and sustain our infrastructure at our current level will continue to be impacted by our ability to raise additional capital and/or obtain additional funding. Depending on market conditions in the future and our ability to maintain financial stability, we may not have access to additional capital on reasonable terms or at all. Any inability to obtain additional financing when needed would have a material adverse effect on our business and on our ability to operate our business on an ongoing basis.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $4.1 million after deducting the fees and expenses of the offering.

We will retain broad discretion over the use of the net proceeds from the sale of our ordinary shares offered hereby. We currently anticipate using the net proceeds from this offering for:

•	general working capital;
•	clinical trials, research and development expenses;
•	selling, general and administrative expenses; and
•	potential acquisitions of, or investments in, complementary businesses, products and technologies.

The amounts and timing of the expenditures may vary significantly depending on numerous factors, including the results of our clinical trials for Miraxion, the timing of completion of the New Drug Application, the timing and costs of regulatory review for Miraxion, progress of our other research and development efforts, technological advances and the competitive environment for our products and technologies.

Pending the use of the net proceeds from this offering, we intend to invest the proceeds in short-term, interest-bearing, money market deposit accounts.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a UK GAAP basis, our capitalization and indebtedness, as of December 31, 2005:

•	on an actual basis; and
•	on an as-adjusted basis to give effect to the sale of 2,387,850 shares in this offering after deducting the estimated offering expenses payable by us.

This table should be read in conjunction with our consolidated financial statements for the three years ended December 31, 2005 set forth in our Annual Report on Form 20-F for the year ended December 31, 2005, together with our quarterly earning releases and interim financial statements filed under Form 6-K as incorporated herein.

As at December 31, 2005 Amarin Corporation plc held approximately $36.7 million of cash and receivables balances.

	Actual $’000	As Adjusted
Shareholders’ equity:
Ordinary share capital	6,778	6,985
Treasury shares	(217)	(217)
Capital redemption reserve	27,633	27,633
Share premium account	124,097	127,978
Profit and loss account — (deficit)	(119,711)	(119,711)
Total shareholders’ equity	38,580	42,668
Total capitalization	38,580	42,668

In January 2006, Amarin entered into a definitive purchase agreement with Dr. Tony Ryan for a private equity placement, consisting of ordinary shares (“Shares”) and warrants of Amarin Corporation, resulting in gross proceeds of $2.0 million. In accordance with the terms of the investment, Amarin will sell 800,000 Shares at $2.50 per Share and issue warrants to purchase 280,000 Shares at an exercise price of $3.06 per Share. The above table does not reflect this offering.

DILUTION

Under UK GAAP, the net tangible book value of our ordinary shares on December 31, 2005 was $28.95 million, or approximately $0.37 per share, based on 77,548,908 shares outstanding. Net tangible book value represents the amount of our total tangible assets, less our total liabilities, divided by the total number of our ordinary shares outstanding. Dilution in net tangible book value per ordinary share to new investors represents the difference between the amount per share paid by investors in this offering and the net tangible book value per ordinary share immediately afterwards. Without taking into account any other changes in net tangible book value after December 31, 2005, other than to give effect to our receipt of the estimated net proceeds from the sale of the shares issuable in this offering at an offering price of $1.75 per share, less estimated offering expenses, our net tangible book value as of December 31, 2005 after giving effect to the proceeds described above would have been approximately $33.04 million or $0.41 per share. This represents an immediate increase in net tangible book value of $0.04 per share to existing stockholders and an immediate dilution in net tangible book value of $1.34 per share to new investors.

The following table illustrates this per share dilution:

Offering price per share		$1.75
Net tangible book value per share as of December 31, 2005	$0.37
Increase per share attributable to new investors	$0.04
As adjusted net tangible book value per share after the offering		$0.41
Dilution in net tangible book value per share to new investors		$1.34

Pursuant to stock purchase agreements entered into with each of the investors in the May 24, 2005 offering, we have agreed that if by March 15, 2006 we have not raised gross proceeds of at least $7,219,751 (representing $10 million minus the amount by which the gross proceeds of the May 24, 2005 offering exceeded $15 million) from one, or any combination of, the following sources: (i) revenues from the licensing or partnering of our intellectual property or proprietary information that are receivable prior to March 15, 2006; (ii) the issuance of ordinary shares at a price per ordinary share of at least $2.50; and/or (iii) funds received by us in connection with the exercise of outstanding warrants; then, at any time between March 15, 2006 and March 31, 2006, the investors in the May 24, 2005 offering shall have a pro rata right to make an equity investment (the “Future Investment Right”), at a price per ordinary share equal to the lesser of $1.75 or 84% of the volume weighted average of closing prices of the ADRs on the Nasdaq Capital Market over the thirty trading days ending on March 15, 2006 (the “Purchase Price”), in an amount of up to $7,219,751 less any sums received under such items (i), (ii) and (iii) (the “Future Financing Amount”).

As of March 15, 2006, the Future Financing Amount was equal to $4,178,738 and the Purchase Price was determined to equal $1.75 per ordinary share. Based on the Future Financing Amount and the Purchase Price determined in accordance with the Future Investment Right, 2,387,850 ordinary shares are being offered hereby pursuant to the Future Investment Right.

To the extent that any such investor does not wish to take part in such subsequent financing, the unallocated portion thereof will be allocated on a pro rata basis among those investors who have elected to fully participate in such financing until the entire amount thereof has been allocated to investors that wish to take part in the financing.

PLAN OF DISTRIBUTION

The ordinary shares will be sold at a pre-determined price of $1.75 per share.

The purchasers have no obligation to purchase ordinary shares offered hereunder.

Unless purchasers instruct us otherwise, we will deliver the ordinary shares being issued to the investors to Citibank, N.A. London Branch, the custodian of our ADR depositary bank, Citibank N.A., who will then cause ADRs to be issued to purchasers in book entry form (unless instructed otherwise) upon our receipt of investor funds for the purchase of the ordinary shares offered pursuant to this prospectus and upon delivery of such ordinary shares to Citibank’s custodian. We expect to deliver the ordinary shares being offered pursuant to this prospectus as soon as practical after March 31, 2006.

No placement fees shall be payable to any placement agent with respect to the ordinary shares being offered pursuant to this prospectus.

Pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), the maximum commission or discount to be received by any NASD member or independent broker/dealer will not be greater than 8.0% for the sale of any securities pursuant to this registration statement.

NASD RULE ELECTION

Pursuant to NASD Rule 4350(a)(1) for Foreign Private Issuers we have elected to follow the home country practice of the United Kingdom in lieu of the requirements of NASD Rules 4350(i)(D) and 4350(i)(1)(A). Under NASD 4350(i)(D), issuers are required to obtain shareholder approval prior to the issuance of common stock at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the company that equals 20% or more of the common stock or more of the voting power outstanding. Under NASD 4350(i)(1)(A), issuers are required to obtain shareholder approval prior to when a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the issuer, subject to certain exceptions. No requirements similar to those described in the preceding two sentences exist under the laws of the England and Wales.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm , given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference documents we file with the SEC, which means that we can disclose information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and any amendments thereto.

All annual reports on Form 20-F that we file with the SEC pursuant to the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the SEC by identifying in such Form that it is being incorporated by reference into this prospectus.

We shall undertake to provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents. Requests for such copies should be directed to Amarin Corporation plc, 7 Curzon Street, London W1J 5HG, England, Attention: Company Secretary, telephone +44-20-7499-9009.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying core prospectus. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to in this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the core prospectus is current only as of the date on the front page of those documents. Also, you should not assume that there has been no change in our affairs since the date of this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement of which this prospectus is a part, and other public filings with the SEC, are also available on the website maintained by the SEC at http://www.sec.gov.

We provide Citibank N.A., as depositary under the deposit agreement between us, the depositary and registered holders of the American Depositary Receipts evidencing ADSs, with annual reports, including a review of operations, and annual audited consolidated financial statements prepared in conformity with generally accepted accounting principles in the United Kingdom, or UK GAAP, together with a reconciliation of net income and total stockholders equity to generally accepted accounting principles in the United States, or US GAAP. Upon receipt of these reports, the depositary is obligated to promptly mail them to all record holders of ADSs. We also furnish to the depositary all notices of meetings of holders of ordinary shares and other reports and communications that are made generally available to holders of ordinary shares. The depositary has undertaken in the deposit agreement to mail to all holders of ADSs a notice containing the information contained in any notice of a shareholders’ meeting received by the depositary, or a summary of such information. The depositary has also undertaken in the deposit agreement to make available to all holders of ADSs such notices and all other reports and communications received by the depositary in the same manner as we make them available to holders of ordinary shares.

$50,000,000

AMARIN CORPORATION PLC

Ordinary Shares, directly or in the form of
American Depositary Shares

We will provide the specific terms of the securities that we are offering, and the manner in which they are being offered, in one or more supplements to this prospectus. Any supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading “Incorporation of Certain Documents by Reference”, before investing in our securities. The total dollar amount of securities covered by this prospectus will not exceed $50,000,000.

Our American Depositary Shares, evidenced by American Depositary Receipts, are traded on the Nasdaq SmallCap Market, the principal trading market for our securities, under the symbol “AMRN”. There is no public trading market for our ordinary shares. On December 29, 2004, the closing sale price for our ADSs, each representing one ordinary share, on the Nasdaq SmallCap Market was US$2.30 per ADS.

SEE “RISK FACTORS” BEGINNING ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE SECURITIES.

We cannot sell any of these securities unless this prospectus is accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Amarin Corporation plc
7 Curzon Street
London W1J 5HG
England
+44 (0) 20 7499 9009

The date of this prospectus is March 1, 2005

TABLE OF CONTENTS
Page
About This Prospectus	3
Prospectus Summary	3
Risk Factors	6
Forward Looking Statements	17
Presentation of Financial Information	17
Incorporation by Reference	17
Where You Can Find More Information	18
Enforceability of Civil Liabilities	19
Use of Proceeds	19
Capitalization and Indebtedness	20
Price History	21
Share Capital	22
Plan of Distribution	24
Recent Developments	25
Description of Ordinary Shares	29
Description of American Depositary Shares	33
Offering Expenses	39
Financial Statements	40
Experts	40
Legal Matters	41
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	41
Report of Independent Auditors	F-1

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may sell any number of ordinary shares, directly or in the form of American Depositary Shares, in one or more offerings up to a total dollar amount of $50,000,000. The terms of the securities will be determined at the time of offering.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The prospectus supplement to be attached to the front of this prospectus will describe: the terms of the securities offered, the public offering price, the price paid to us for the securities, the net proceeds to us and the other specific terms related to the offering of these securities.

This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. This prospectus includes statements that summarize the contents of contracts and other documents that are filed as exhibits to the registration statement. These statements do not necessarily describe the full contents of such documents, and you should refer to those documents for a complete description of these matters.

In this prospectus, “Amarin,” “Company,” “we,” “us” and “our” refer to Amarin Corporation plc and its consolidated subsidiaries. References to “U.S. dollars,” “USD” or “$” are to the lawful currency of the United States and references to “pounds sterling,” “GBP£” or “£” are to the lawful currency of the United Kingdom.

PROSPECTUS SUMMARY

This prospectus summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference. You should read the following summary together with the more detailed information regarding our Company and the shares being sold in this offering, which information appears elsewhere in this prospectus and in selected portions of our Annual Report on Form 20-F for the year ended December 31, 2003, and other documents filed with the SEC that we have incorporated by reference into this prospectus.

Our Business

Amarin Corporation plc is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of central nervous system disorders. Amarin’s immediate focus is on the continued development of Miraxion™ in the U.S., currently in phase III development for Huntington’s disease. Miraxion (formerly known as LAX-101) is a proprietary treatment within a defined field of use including Huntington’s disease and other central nervous system disorders including treatment unresponsive depression. We have recently consummated the acquisition of the entire issued share capital of Laxdale Limited (now known as Amarin Neuroscience Limited) which owns the rights to, and previously conducted the development of, Miraxion. Prior to such acquisition, we had entered into a license agreement with Laxdale giving us exclusive U.S. rights to market and distribute Miraxion. As a result of the Laxdale acquisition, we now have full rights to Miraxion in the United States, Canada, Japan and the European Union and for all central nervous system indications including Huntington’s disease and treatment-unresponsive depression. In addition the acquisition provides us with other compounds in earlier stages of development and a neuroscience research and development capability.

We intend to concentrate on developing our late-stage development pipeline, initially focusing on Huntington’s disease and treatment-unresponsive depression. We intend to directly commercialize our neurology products in the U.S. and out-license or partner our product rights in Europe and Japan. We also intend to out-license or partner our pipeline globally for indications outside neurology, including treatment-unresponsive depression.

Amarin therefore anticipates that future revenues will comprise (i) direct product sales in the U.S. from self-marketed neurology products and (ii) milestones and royalty income from its development and marketing partners for markets outside the U.S. and for indications other than in the field of neurology. Amarin also intends to leverage its development capabilities by supplementing its internal development pipeline through acquiring and/or in-licensing products.

Our principal executive offices are located at 7 Curzon Street, London W1J 5HG, England. Our telephone number is +44-20-7499-9009.

Miraxion for Huntington’s disease

Huntington’s disease is a genetic neurodegenerative disease characterized by movement disorder, dementia and psychiatric disturbance. It has been diagnosed in approximately 30,000 patients in the U.S. and a similar number in Europe. Additionally, over 200,000 people in the U.S. alone are genetically “at risk” of developing the disease. Onset of symptoms is typically between 30-50 years of age with a typical life expectancy from diagnosis of 10-25 years. Patients with late stage disease require continuous nursing care, often in nursing homes, with an estimated annual cost to the U.S. economy of up to $2.5 billion. Presently, there is no effective treatment or cure. The potential Huntington’s disease market in North America and Europe is estimated to be greater than $500 million per year in total.

Following positive results in phase II studies for Miraxion, Laxdale began a 135 patient phase III double-blind placebo-controlled study in 2001. Statistical significance was not achieved in the entire patient population in this study, primarily due to the high number of patients who did not comply with the protocol. However, in those patients that complied with the protocol (“per protocol”), a trend to statistical significance was observed. Additionally, further analysis of the clinical data from the phase III study also identified a group of Huntington’s patients that responded to Miraxion with statistical significance. Statistically significant improvement was found in patients whose cytosine, adenosine and guanine (CAG) repeat length was less than 45. Huntington’s disease is believed to be caused by a genetic mutation of the CAG repeat. It is believed that there is a direct link between CAG repeat length and age of onset, disease progression and the clinical symptoms of Huntington’s disease. CAG repeat length can be measured by a genetic blood test. It is estimated that patients with a CAG repeat length of less than 45 represent over 65% of all Huntington’s disease patients. We plan to conduct further phase III studies for Miraxion, utilizing the information obtained from the initial phase III trial, the per protocol analysis, the specific CAG repeat length analysis, recent discussions with the FDA and feedback from the European Medicines Evaluation Agency (“EMEA”) to assist in designing the protocol for such studies. It is anticipated that the studies will start in the first half of 2005, subject to finalization of the protocol. Miraxion was submitted for regulatory approval in Europe in June 2003 based on the initial phase III clinical data. Because this was a final submission, we were not able to incorporate the results of any further Phase III studies into this European application and therefore, as reported in our Report on Form 6-K dated February 17, 2005, the Company voluntarily withdrew its application, but will be able to reapply for approval on the basis of the two phase III studies planned to begin in the first half of 2005 should the need arise.

Miraxion has been granted fast track designation by the FDA for Huntington’s disease and has received orphan drug designation in the U.S. and Europe for this indication. Fast track status generally represents the FDA’s commitment to provide a six-month review period for a filed New Drug Application (NDA), which is faster than the typical review period for most non-fast track drugs. Fast track status does not however guarantee a specific review time or a pre-determined outcome. Orphan drugs are those that treat rare diseases or conditions, and if approved receive marketing exclusivity of seven years in the U.S. and up to ten years in Europe. However, orphan drug exclusivity does not bar competitors from developing other active molecules. In addition, the same molecule can be separately developed and approved within such special exclusivity period for the same indication if shown to be clinically superior or under other circumstances. Orphan drug status does not confer patent rights upon the holder, nor does it provide an exemption from claims of infringement of patents which may be held by third parties.

Miraxion for treatment unresponsive depression

Clinical depression is one of the most common mental illnesses, affecting more than 19 million people in the U.S. alone each year. In 2003, U.S. sales of antidepressants were approximately $12 billion. However, about one third of patients with depression still fail to respond to standard drugs and another third show only partial response. Miraxion is being developed as an adjunctive therapy to treat those who do not respond to current treatments.

A number of phase II clinical trials have been conducted with Miraxion in treatment-unresponsive depression that concluded with statistical significance that a 1-gram per day dose of Miraxion was effective in treating depression in patients who remained depressed despite receiving standard therapy. The results of two of these trials were published in the Archives of General Psychiatry in October 2002 and the American Journal of Psychiatry in March 2002.

As a result of these encouraging clinical trial results, Amarin intends to further evaluate the clinical benefits of Miraxion in this indication and will seek a development and marketing partner to accelerate this program.

Amarin’s short-term objectives

•	To commence phase III studies with Miraxion in Huntington’s Disease in the first half of 2005
•	To commence late-stage clinical studies in 2005 in another indication with a product either from Amarin’s internal pipeline or from in-licensing or acquisition activities.

RISK FACTORS

You should carefully consider the risks and the information about our business described below, together with all of the other information included in this prospectus, before buying shares in this offering. You should not interpret the order in which these considerations are presented as an indication of their relative importance to you.

We have a history of losses, and we may continue to generate losses in the foreseeable future.

We have not been profitable in any of the last three fiscal years. For the fiscal years ended December 31, 2001, 2002 and 2003, we reported losses of approximately $5.3 million, $37.0 million and $20.9 million respectively under UK GAAP. Unless and until marketing approval is obtained from the U.S. Food and Drug Administration (FDA) for our principal product, Miraxion, or we are otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialized, we may not be able to generate revenues in future periods and we may not be able to return to profitability.

In February 2004, we divested a majority of our assets. Although we acquired Laxdale Limited and its Stirling, Scotland facility on October 8, 2004, we continue to have limited operations, assets and financial resources. As a result, we currently have no marketable products or other source of revenues. All of our current products including Miraxion, our principal product, are in the development stage. The development of pharmaceutical products is a capital intensive business. Therefore, we expect to incur expenses without corresponding revenues at least until we are able to obtain regulatory approval and sell our future products in significant quantities. This may result in net operating losses, which will increase continuously until we can generate an acceptable level of revenues, which we may not ever attain. Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations. Therefore we cannot predict whether we will ever be able to achieve profitability.

Although we intend to acquire rights to additional products, which we anticipate may either be in the development stage or approved products, we may not ever be successful in doing so. There is also a risk that Miraxion or any other development stage products we may acquire will not be approved by the FDA or regulatory authorities in other countries on a timely basis or at all. The inability to obtain such approvals would adversely affect our ability to generate revenues.

The likelihood of success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early stage businesses and the competitive environment in which we operate.

Our historical financial results do not form an accurate basis for assessing our current business.

As a consequence of the divestiture of a majority of our business and assets during 2003 and early 2004, our financial results for 2003 and prior periods do not form an accurate basis upon which investors should base an assessment of our business and prospects. Prior to such divestiture, our revenues were generated primarily from the sale of marketable products in the U.S, the out-licensing of our proprietary technologies, and research and development work performed on a contract basis. All of these lines of business have been sold, and our current focus is on development efforts for Miraxion and targeting new products for potential acquisition. Accordingly, our historical financial results reflect a substantially different business from that currently being conducted.

We may have to issue additional equity leading to shareholder dilution.

We are committed to issue equity to the former shareholders of Laxdale upon the successful achievement of specified milestones for the Miraxion development program (subject to such shareholders’ right to choose cash payment in lieu of equity). See “Recent Developments—Laxdale Acquisition.” We have also issued warrants to purchase 500,000 ordinary shares, which were originally acquired by Elan Corporation plc as part of a debt re-negotiation and were subsequently sold by Elan to Amarin Investment Holding Limited, an entity controlled by Thomas G. Lynch, our Chairman. Additionally, in pursuing our growth strategy it is probable that we will either need to issue new equity as consideration for the acquisition of products, or to raise new finance in which case new equity or convertible equity or debt instruments may be issued to new or existing shareholders. The creation of new shares would lead to dilution of the current shareholder base.

If we cannot find additional capital resources, we will have difficulty in operating as a going concern and growing our business.

As of December 8, 2004 and on the basis of forecast cash flows, we have sufficient cash to fund the group’s operating activities, including the planned phase III trials for Miraxion in Huntington’s disease, through the summer of 2005. We intend to obtain additional funding through earning license fees from partnering our drug development pipeline and/or completing further equity-based financings in the forthcoming year. There is no assurance however that our efforts to raise additional funding will be successful. If efforts are unsuccessful, there is uncertainty as to whether we will be able to fund our operations on an ongoing basis. We may also require further capital investment in the future to implement our long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical, regulatory and sales and marketing personnel, and growing our business. Depending on market conditions and our ability to maintain financial stability, we may not have access to additional capital on reasonable terms or at all. Any inability to obtain additional financing when needed would adversely affect our ability to sustain and to grow our business.

We will be dependent upon the success of a limited range of products.

At present we are substantially reliant upon the success of our principal product, Miraxion. If development efforts for this product are not successful, or if adequate demand for this product is not generated should FDA approval be obtained, our business will be materially and adversely affected. Although we intend to acquire additional products, even if we are successful in doing so the range of products we will be able to commercialize may be limited, given our financial resources. This could restrict our ability to respond to adverse business conditions. If we are not successful in developing Miraxion or any future product, or if there is not adequate demand for any such product or the market for such product develops less rapidly than we anticipate, we may not have the capability to shift our resources to the development of alternative products. As a result, the limited range of products we intend to develop could constrain our ability to generate revenues and achieve profitability.

Our ability to generate revenues depends on obtaining regulatory approvals for Miraxion.

Miraxion, which is in Phase III development for Huntington’s disease and Phase II development for treatment-unresponsive depression, is currently our only product in late-stage development. In order to successfully commercialize Miraxion, we will be required to conduct all tests and clinical trials needed in order to meet regulatory requirements, to obtain applicable regulatory approvals, and to prosecute patent applications. The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial. It is our intent to conduct a further Phase III program to support a possible new drug application or “NDA” for Miraxion for the treatment of Huntington’s disease. This decision is consistent with the approval process of new drug products for neurological diseases, and reflects the fact that statistical significance was not achieved in the entire study patient population in the first Phase III study. Our ability to commercialize Miraxion for this indication is dependent upon the success of these development efforts. If such clinical trials fail to produce satisfactory results, or if we are unable to maintain the financial and operational capability to complete these development efforts, we may not ever be able to generate revenues from Miraxion. Even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize Miraxion successfully. For example, if the approval process takes too long we may miss market opportunities and give other companies the ability to develop competing products. Additionally, the terms of any approvals may not have the scope or breadth needed for us to commercialize successfully Miraxion.

We may not be successful in developing or marketing future products if we cannot meet extensive regulatory requirements for quality, safety and efficacy promulgated by the FDA and other regulatory agencies.

Our long-term strategy involves the development of products we may acquire from third parties. The success of these efforts is dependent in part upon the ability of the products to meet and to continue to meet regulatory requirements in the jurisdictions where we ultimately intend to sell such products. The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the U.S., the European Union, Japan and elsewhere. In the U.S., the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market. Regulatory authorities in other jurisdictions impose similar requirements. The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	the inability to manufacture sufficient quantities of qualified materials under current manufacturing practices for use in clinical trials;
•	slower than expected rates of patient recruitment;
•	the inability to observe patients adequately after treatment;
•	changes in regulatory requirements for clinical trials;
•	the lack of effectiveness during clinical trials;
•	unforeseen safety issues;
•	delays, suspension, or termination of a trial due to the institutional review board responsible for overseeing the study at a particular study site; and
•	government or regulatory delays or “clinical holds” requiring suspension or termination of a trial.

Even if we obtain positive results from early stage pre-clinical or clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates. The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates, and our business and results of operations would suffer.

Any approvals that are obtained may be limited in scope, or may be accompanied by burdensome post-approval study or other requirements. This could adversely affect our ability to receive future royalty payments from the sale of such products. Even in circumstances where products are approved by a regulatory body for sale, the regulatory or legal requirements may change over time, or new safety or efficacy information may be identified concerning a product, which may lead to the withdrawal of a product from the market. Additionally, even after approval, a marketed drug and its manufacturer are subject to continual review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market, which would have a negative impact on our potential revenue stream.

After approval, our products will be subject to extensive government regulation.

Once a product is approved, numerous post-approval requirements apply. Among other things, the holder of an approved NDA or other license is subject to periodic and other monitoring and reporting obligations of the FDA and other regulatory bodies, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the approved application. Application holders must also submit advertising and other promotional material to regulatory authorities and report on ongoing clinical trials.

Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and local laws in the U.S. and in other countries. In the U.S., the distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA’s current good manufacturing practice requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, as amended, and similar state laws. Pricing and rebate programs must comply with the U.S. Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws. Similar requirements exist in all of these areas in other countries.

Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval.

Adverse regulatory action, whether pre- or post-approval, can potentially lead to product liability claims and increase our product liability exposure.

Our future products may not be able to compete effectively against those of our competitors.

Competition in the pharmaceutical industry is intense and is expected to increase. If we are successful in completing the development of Miraxion, we may face competition to the extent other pharmaceutical companies are able to develop products for the treatment of Huntington’s disease. Potential competitors in this market may include companies with greater resources and name recognition than us. Furthermore, to the extent we are able to acquire or develop additional marketable products in the future, such products will compete with a variety of other products within the U.S., possibly including established drugs and major brand names. Competitive factors, including generic competition, could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to our future products. Products based on new technologies or new drugs could render our products obsolete or uneconomical.

Our potential competitors both in the U.S. and Europe may include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized neurology companies. In addition, we may compete with universities and other institutions involved in the development of technologies and products that may be competitive with ours. Many of our competitors will likely have greater resources than us, including financial, product development, marketing, personnel and other resources. Should a competitive product obtain marketing approval prior to Miraxion, this would significantly erode the projected revenue streams and anticipated first-to-market advantage for such product.

The success of our future products will also depend in large part on the willingness of physicians to prescribe these products to their patients. Our future products may compete against products that have achieved broad recognition and acceptance among medical professionals. In order to achieve an acceptable level of subscriptions for our future products, we must be able to meet the needs of both the medical community and end users with respect to cost, efficacy and other factors.

Our supply of future products could be dependent upon relationships with manufacturers and key suppliers.

We have no in-house manufacturing capacity and, to the extent we are successful in completing the development of Miraxion and/or acquiring or developing marketable products in the future, we will be obliged to rely upon contract manufacturers to produce our products. We may not be able to enter into manufacturing arrangements on terms that are favorable to us. Moreover, if any future manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Manufacturers are required to comply with current Good Manufacturing Practices regulations promulgated by the FDA. The failure by a future manufacturer to comply with these regulations could affect its ability to provide us with product. Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales.

Additionally, we will be reliant on third parties to supply the raw materials needed to manufacture Miraxion and other potential products. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of products, increase our cost of goods sold and result in lost sales.

We may not be able to grow our business unless we can acquire and market or in-license new products.

We are pursuing a strategy of product acquisitions and in-licensing in order to generate growth. Although we intend to engage in proprietary research and development of new compounds, our capability to conduct these activities is limited. We must therefore rely on our ability to identify other companies that are willing to sell or license product lines to us. We will be competing for these products with other parties, many of whom have substantially greater financial, marketing and sales resources. Even if suitable products are available, depending on competitive conditions we may not be able to acquire rights to additional products on acceptable terms, or at all. Our inability to acquire additional products or successfully introduce new products could have a material adverse effect on our business.

In order to commercialize our future products, we will need to establish a sales and marketing capability.

At present we do not have any sales or marketing capability, since all of our products are currently in the development stage. However if we are successful in obtaining regulatory approval for Miraxion, we intend to directly commercialize this product in the U.S. market. Similarly, to the extent we execute our long term strategy of expanding our portfolio by developing or acquiring additional marketable products, we intend to directly sell our neurology products in the U.S. In order to market Miraxion and any other new products, we will need to add marketing and sales personnel who have expertise in the pharmaceuticals business. We must also develop the necessary supporting distribution channels. Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts. Failure to establish a sales force and distribution network in the United States would have a material adverse effect on our ability to grow our business.

The planned expansion of our business may strain our resources.

Our strategy for growth includes potential acquisitions of new products for development and the introduction of these products to the market. Since we currently operate with limited resources, the addition of such new products could require a significant expansion of our operations, including the recruitment, hiring and training of additional personnel, particularly those with a clinical or regulatory background. Any failure to recruit necessary personnel could have a material adverse effect on our business. Additionally, the expansion of our operations and work force could create a strain on our financial and management resources.

We may incur potential liabilities relating to discontinued operations or products.

In October 2003 we sold Gacell Holdings AB, the Swedish holding company of Amarin Development AB (ADAB), our Swedish drug development subsidiary, to Watson Pharmaceuticals, Inc. In February 2004 we sold our U.S. subsidiary, Amarin Pharmaceuticals Inc., and certain assets to Valeant Pharmaceuticals International. In connection with these transactions, we provided a number of representations and warranties to Valeant and Watson regarding the respective businesses sold to them, and other matters, and we undertook to indemnify Valeant and Watson under certain circumstances for breaches of such representations and warranties. We are not aware of any circumstances which could reasonably be expected to give rise to an indemnification obligation under our agreements with either Valeant or Watson. However, we cannot predict whether matters may arise in the future which were not known to us and which, under the terms of the relevant agreements, could give rise to a claim against us.

We will be dependent on patents, proprietary rights and confidentiality.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and trade secret protection for new technologies, products and processes. Our ability to successfully implement our business plan will depend in large part on our ability to:

•	acquire patented or patentable products and technologies;
•	obtain and maintain patent protection for our current and acquired products;
•	preserve any trade secrets relating to our current and future products; and
•	operate without infringing the proprietary rights of third parties.

Although we intend to make reasonable efforts to protect our current and any future intellectual property rights and to ensure that any proprietary technology we acquire does not infringe the rights of other parties, we may not be able to ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our current or future products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our current or future products or require us to obtain a license and pay significant fees or royalties in order to continue selling such products.

We may in the future discover the existence of products that infringe upon patents that we own or that have been licensed to us. Although we intend to protect our trade secrets and proprietary know-how through confidentiality agreements with our manufacturers, employees and consultants, we may not be able to prevent our competitors from breaching these agreements or independently developing or learning of our trade secrets.

We anticipate that competitors may from time to time oppose our efforts to obtain patent protection for new technologies or to submit patented technologies for regulatory approvals. Competitors may seek to challenge patent applications or existing patents to delay the approval process, even if the challenge has little or no merit. Patent challenges are generally highly technical, time consuming and expensive to pursue. Were we to be subject to one or more patent challenges, that effort could consume substantial time and resources, with no assurances of success, even when holding an issued patent.

The loss of any key management or qualified personnel could disrupt our business.

We are highly dependent upon the efforts of our senior management. The loss of the services of one or more members of senior management could have a material adverse effect on us. As a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business. Furthermore, because of the specialized nature of our business, as our business plan progresses we will be highly dependent upon our ability to attract and retain qualified scientific, technical and key management personnel. There is intense competition for qualified personnel in the areas of our activities. In this environment we may not be able to attract and retain the personnel necessary for the development of our business, particularly if we do not achieve profitability. The failure to recruit key scientific and technical personnel would be detrimental to our ability to implement our business plan.

We have entered into an employment agreement with our chief executive officer. The term of this agreement continues in full force and effect, subject to each party’s right to terminate upon twelve months’ notice. Our officers and key employees, other than our chief executive officer, are not employed for any specified period and are not restricted from seeking employment elsewhere, subject only to giving appropriate notice to us.

We are subject to continuing potential product liability.

Although we disposed of the majority of our former products during 2003 and 2004, we remain subject to the potential risk of product liability claims relating to the manufacturing and marketing of our former products during the period prior to their divestiture. Any person who is injured as a result of using one of our former products during our period of ownership may have a product liability claim against us without having to prove that we were at fault. The potential for liability exists despite the fact that our former subsidiary, Amarin Pharmaceuticals Inc. (API), conducted all sales and marketing activities with respect to such product. Although we have not retained any liabilities of API in this regard, as the prior holder of ownership rights to such former products we could be subject to potential claims on a theory of strict liability. Since we distributed and sold our products to a wide number of end users, the risk of such claims could be material. Product liability claims could also be brought by persons who took part in clinical trials involving our former development stage products. A successful claim brought against us could have a material adverse effect on our business. We do not at present carry product liability insurance to cover any such risks.

If we were to seek insurance coverage, we may not be able to maintain product liability coverage on acceptable terms if our claims experience results in high rates, or if product liability insurance otherwise becomes costlier or unavailable because of general economic, market or industry conditions.

If we add significant products to our portfolio, we will require product liability coverage and may not be able to secure such coverage at reasonable rates or at all.

The price of our ADSs may be volatile.

The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future. Our ADSs may also be subject to volatility as a result of their limited trading market. We currently have approximately 37.1 million ADSs outstanding, creating a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of securities. The outstanding ADS amount includes approximately 10 million ADSs currently subject to lockup agreements, including 7,371,210 ADSs held by Amarin Investment Holding Limited (an entity controlled by our Chairman, Mr. Thomas G. Lynch) which are subject to a lockup agreement pursuant to which they may not be sold for a period of six months from October 8, 2004. This will further restrict liquidity in the short term. Pursuant to a registration statement which became effective in January 2005, we registered 25,747,024 additional ordinary shares, of which 6,054,688 are contingent shares issuable only upon the occurrence of certain milestones, and the balance of approximately 19.7 million shares are currently issued and outstanding. Of these 19.7 million shares, approximately 14.4 million are eligible for sale and the balance of approximately 5.3 million are subject to restrictions on transfer pursuant to lockup agreements. Specifically 2,717,391 shares recently issued to Amarin Investment Holding Limited (which shares are included in the 7,371,210 ADSs held by it as discussed above) may not be sold for a period of six months from October 8, 2004, and 2,572,000 shares issued to Belsay Limited (in connection with the acquisition of Laxdale) can only be sold within certain limitations for a period of up to 360 days from October 8, 2004. For further details regarding the limitations applicable to Belsay see “Recent Developments—Laxdale Acquisition.” Accordingly, the trading market for our ADSs may remain illiquid until such lockup periods expire. In addition, our ADSs have historically had limited trading volume, which may also result in volatility. During the twelve-month period from February 26, 2004 through February 25, 2005, the average daily trading volume for our ADSs has been approximately 77,314 shares. During the period from October 8, 2004 (being the date that we closed the Laxdale acquisition) through February 25, 2005, however, the average daily trading volume for our ADSs has been approximately 120,352 shares. Nevertheless, if our public float and the level of trading remain at limited levels over the long term, this could result in volatility and increase the risk that the market price of our ADSs may be affected by factors such as:

•	the announcement of new products or technologies;
•	innovation by us or our future competitors;
•	developments or disputes concerning any future patent or proprietary rights;
•	actual or potential medical results relating to our products or our competitors’ products;
•	interim failures or setbacks in product development;
•	regulatory developments in the U.S., the European Union or other countries;
•	currency exchange rate fluctuations; and
•	period-to-period variations in our results of operations.

The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the Companies Act 1985, (as amended), and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Ordinary Shares.” The principal differences include the following:

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Under English law, each shareholder present at a meeting has only one vote unless a valid demand is made for a vote on a poll, in which each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings. Under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast. You should be aware, however, that the voting rights of ADSs are also governed by the provisions of a deposit agreement with our depositary bank. See “Description of American Depositary Shares—Voting Rights.”

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Under English law, each shareholder generally has pre-emptive rights to subscribe on a proportionate basis to any issuance of shares. Under U.S. law shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise. See “Description of Ordinary Shares—Pre-emptive Rights.”

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Under English law, certain matters require the approval of 75% of the shareholders, including amendments to the memorandum and articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by the board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions. See “Description of Ordinary Shares—Voting Rights.”

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Under English law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares including prohibitions on the transfer of the shares as well as restrictions on dividends and other payments. Comparable provisions generally do not exist under U.S. law. See “Description of Ordinary Shares—Disclosure of Interests.”

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The quorum requirements for a shareholders’ meeting is a minimum of two persons present in person or by proxy. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

U.S. shareholders may not be able to enforce civil liabilities against us.

A number of our directors and executive officers are non-residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our English solicitors that there is doubt as to the enforceability in England in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the U.S.

Foreign currency fluctuations may affect our future financial results or cause us to incur losses.

We record our transactions and prepare our financial statements in U.S. dollars. See Item 3A of our Annual Report on Form 20-F for the year ended December 31, 2003—“Selected Financial Data—General—Exchange Rates.” Since our strategy involves the development of products for the U.S. market, we anticipate that the majority of our revenues and expenditures will be denominated in U.S. dollars. However, certain of our costs are denominated in pounds sterling and in euro as a result of our having operations based in the United Kingdom and the European Union. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. dollar on the one hand, and pounds sterling and euro on the other hand. We believe this risk is not currently material since we are focused on development activities and do not anticipate generating revenues in the short-term future. Accordingly, we do not engage in currency hedging activities in order to restrict the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the U.S., changes in the relation of the U.S. dollar to the pound sterling and/or the euro may affect our revenues and operating margins. In general, we could incur losses if the U.S. dollar should become devalued relative to the pound sterling and/or the euro.

Holders of our Ordinary Shares or ADSs who are U.S. residents may face adverse tax consequences.

There is a risk that we will be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our Ordinary Shares or ADSs and would likely cause a reduction in the value of such shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. Because we may receive interest income and royalties, there is a risk that we will be declared a PFIC under the income test described above. In addition, as a result of our cash position, there is a risk under the asset test described above that we will be declared a PFIC in the event the price of our Ordinary Shares declines substantially. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning Ordinary Shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination cannot be made with certainty until the end of the calendar year.

FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements. These forward-looking statements relate, among other things, to our future capital needs, our ability to further acquire marketable products, acceptance of our products by prescribers and end-users, competitive factors, and our marketing and sales plans. In addition, we may make forward-looking statements in future filings with the SEC and in written material, press releases and oral statements issued by or on behalf of us. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our management regarding various matters, including statements that include forward-looking terminology such as “may,” “will,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “continues,” or similar expressions.

Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the factors described in the Risk Factors section beginning on page 6. Some, but not all, of these factors are the timing of our future capital needs and our ability to raise additional capital when needed, uncertainty of market acceptance of our products, our ability to compete with other pharmaceutical companies, our ability to develop or acquire new products, problems with important third-party manufacturers on whom we rely, our ability to attract and retain key personnel, and implementation and enforcement of government regulations. This list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

All forward-looking statements in this prospectus are based on information available to us on the date hereof. We may not be required to publicly update or revise any forward-looking statements that may be made by us or on our behalf, in this prospectus or otherwise, whether as a result of new information, future events or other reasons. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

PRESENTATION OF FINANCIAL INFORMATION

We changed our functional currency on January 1, 2003 to U.S. dollars to reflect the fact that the majority of our transactions, assets and liabilities were to be henceforth denominated in that currency. Consequently, certain historical pound sterling amounts in this prospectus and in the material incorporated by reference herein have been translated into U.S. Dollars. Unless otherwise stated herein, translations of pounds sterling into and from U.S. dollars have been made at an exchange rate of £1 to $1.6099, being the mid point rate on December 31, 2002. The Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2002 was £1.00 to US $1.6095. We do not believe this difference to be material. On February 25, 2005, the Noon Buying Rate was £1.00 to US $1.9149.

Our fiscal year ends on December 31 of each year. Where this prospectus refers to a particular year, this means the fiscal year unless otherwise indicated. Historically, our fiscal year ended on August 31. During 1999 our fiscal year end date was changed to December 31.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference documents we file with the SEC, which means that we can disclose information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

(i)	our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, Amendment No. 1 and Amendment No. 2 thereto, and any additional amendments thereto; and
(ii)
our reports on Form 6-K dated May 12, 2004, July 13, 2004, July 29, 2004, August 24, 2004, September 1, 2004, September 10, 2004, September 28, 2004, September 29, 2004, September 30, 2004, October 4, 2004, October 7, 2004, October 12, 2004, November 11, 2004, January 12, 2005, January 24, 2005, February 7, 2005 and February 18, 2005.

All annual reports we file with the Commission pursuant to the Securities Exchange Act of 1934 on Form 20-F after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the Commission by identifying in such Form that it is being incorporated by reference into this prospectus.

We shall undertake to provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents. Requests for such copies should be directed to Amarin Corporation plc, 7 Curzon Street, London W1J 5HG, England, Attention: Corporate Secretary, telephone +44-20-7499-9009.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to in this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any prospectus supplement is current only as of the date on the front page of those documents. Also, you should not assume that there has been no change in our affairs since the date of this prospectus or any applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The registration statement of which this prospectus is a part, and other public filings with the SEC, are also available on the website maintained by the SEC at http://www.sec.gov.

We provide Citibank N.A., as depositary under the deposit agreement between us, the depositary and registered holders of the American Depositary Receipts evidencing ADSs, with annual reports, including a review of operations, and annual audited consolidated financial statements prepared in conformity with generally accepted accounting principles in the United Kingdom, or UK GAAP, together with a reconciliation of net income and total stockholders equity to generally accepted accounting principles in the United States, or US GAAP. Upon receipt of these reports, the depositary is obligated to promptly mail them to all record holders of ADSs. We also furnish to the depositary all notices of meetings of holders of ordinary shares and other reports and communications that are made generally available to holders of ordinary shares. The depositary undertakes to mail to all holders of ADSs a notice containing the information contained in any notice of a shareholders’ meeting received by the depositary, or a summary of such information. The depositary also undertakes to make available to all holders of ADSs such notices and all other reports and communications received by the depositary in the same manner as we make them available to holders of ordinary shares.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public limited company incorporated in England and Wales. A number of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them in U.S. courts judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our English solicitors that there is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.

USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement, we intend to use the net proceeds of any offering for general corporate purposes, which include financing our operations, product development activities, product acquisitions and in-licensing, and other working capital needs. We may also use the net proceeds to repay any loan obligations that may be outstanding at the time of an offering. Until the balance of the net proceeds is used, we intend to invest our net proceeds in short-term, high-quality interest-bearing investments.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a UK GAAP basis, our capitalization and indebtedness, as of December 31, 2004. This table should be read in conjunction with our consolidated financial statements for the three years ended December 31, 2003 set forth in our Annual Report on Form 20-F for the year ended December 31, 2003.

As at December 31, 2004 the combination of Amarin Corporation plc and Laxdale Limited held approximately $13.0 million of cash and receivables balances.
$’000
Total long-term debt
Loan notes	2,000
Total debt	2,000
Shareholders’ equity:
Ordinary share capital	3,206
Treasury shares	(217)
Capital redemption reserve	27,633
Share premium account	87,072
Profit and loss account — (deficit)	(101,001)
Total shareholders’ equity	16,693
Total capitalization	18,693

PRICE HISTORY

The following table sets forth the range of high and low closing sale prices for our ADSs for the periods indicated, as reported by the Nasdaq SmallCap Market. These prices do not include retail mark-ups, markdowns, or commissions but give effect to a change in the number of Ordinary Shares represented by each ADS, implemented in both October 1998 and July 2002. Historical data in the table has been restated to take into account these changes.

	US$ High	US$ Low
Fiscal Year Ended
December 31, 2000	8.50	3.75
December 31, 2001	27.97	5.00
December 31, 2002	21.00	2.76
December 31, 2003	4.81	1.39
December 31, 2004	3.99	0.53
Fiscal Year Ended December 31, 2003
First Quarter	4.13	2.46
Second Quarter	4.81	2.57
Third Quarter	3.37	2.25
Fourth Quarter	2.83	1.39
Fiscal Year Ended December 31, 2004
First Quarter	3.50	1.35
Second Quarter	1.46	0.8625
Third Quarter	0.97	0.53
Fourth Quarter	3.99	1.00
September 2004	0.94	0.53
October 2004	1.46	1.00
November 2004	3.99	1.47
December 2004	2.71	2.10
January 2005	3.40	2.62
February 2005	3.35	2.68

On February 28, 2005, the closing price of our ADSs as reported on the Nasdaq SmallCap Market was US$2.68 per ADS.

SHARE CAPITAL

As of December 31, 2003, our authorized share capital was £100,000,000 divided into 95,000,000 ordinary shares of £1 each and 5,000,000 3% cumulative convertible preference shares of £1 each.

On January 1, 2003, 9,838,158 ordinary shares and 2,000,000 preference shares were issued and outstanding. On December 31, 2003, 17,939,786 ordinary shares and no preference shares were issued and outstanding. All of our issued ordinary shares and preference shares were fully paid on those dates.

Our board of directors has issued all of our outstanding ordinary shares and preference shares pursuant to the due authorization of our shareholders. Neither we nor any of our subsidiaries hold ordinary shares, preference shares or ADSs, except that our wholly-owned subsidiary Laxdale Limited holds 200,797 ADSs which were acquired pursuant to the License Agreement dated November 24, 2000 between Laxdale and the Company.

Convertible Securities

All 4,129,819 of our previously issued preference shares have been converted into ordinary shares, and those preference shares are deemed cancelled. We therefore have the ability to issue only an additional 870,181 preference shares.

There were 3,625,753 ordinary shares issuable upon the exercise of outstanding options and warrants as of December 31, 2003. In February 2004 we granted 500,000 warrants to Elan Corporation plc, which warrants are exercisable into ordinary shares at a price of $1.90 per share. These warrants were subsequently sold to Amarin Investment Holding Limited, an entity controlled by our Chairman, Mr. Thomas Lynch. As of October 31, 2004 there were 4,809,417 ordinary shares issuable upon the exercise of outstanding options and warrants. In addition Amarin Investment Holding Limited has the right to convert $2 million of Loan Notes currently held by it into ordinary shares at the offering price established pursuant to any equity financing in excess of $5 million that we may conduct in the future. During the years ended December 31, 2003, 2002 and 2001 7,900, 34,000 and 759,813 ordinary shares, respectively, were issued in respect of the exercise of ordinary share options.

Changes in Share Capital—2004

On June 21, 2004 each of our issued ordinary shares of £1 par value was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95. Additionally, each authorized but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each. A new issuance of one ordinary share of £0.05 was subsequently made for a consideration of £1.00. These proceeds were used by the Company to purchase the deferred shares issued in connection with the change in nominal value. The deferred shares were then cancelled by the Company. Following these transactions, as of June 30, 2004 our authorized capital consisted of 1,559,144,066 ordinary shares of £0.05 each, 17,939,786 deferred shares of £0.95 each, and 5,000,000 3% cumulative convertible preference shares of £1 each, and as of such date we had 17,939,787 ordinary shares and no preference shares issued and outstanding.

On October 7, 2004, we completed a private placement of 13,474,945 ordinary shares to accredited investors, raising gross proceeds of US$12,775,000. The purchase price in this offering was $0.947 per share, except that management electing to participate in the offering paid a purchase price of $1.104 per share. Also on October 7, 2004, Amarin Investment Holding Limited (an entity controlled by our Chairman, Mr. Thomas G. Lynch) converted $3 million in principal amount of outstanding Loan Notes held by it into ordinary shares at a price of $1.104 per share, resulting in the issuance of 2,717,391 ordinary shares to Amarin Investment Holding Limited. On October 8, 2004 we closed the acquisition of the entire issued share capital of Laxdale Limited and, as the initial consideration for such purchase, we issued 3,500,000 ordinary shares to the selling shareholders of Laxdale. Following these transactions, as of March 1, 2005 we had 37,771,700 ordinary shares and no preference shares issued and outstanding. All of our issued ordinary shares are fully paid.

Changes in Share Capital—2003

In January 2003, we completed a private placement of 6,093,728 ordinary shares primarily to accredited investors in the U.S. raising gross proceeds of approximately $21.2 million. As part of the private placement, we issued warrants to acquire 313,234 ordinary shares to designees of the placement agent that assisted us in the private placement. The exercise price of the warrants is US$3.4785 per ordinary share. The warrants are currently exercisable and expire no later than January 26, 2008.

In February 2003, 2,000,000 of our preference shares were converted into ordinary shares.

Changes in Share Capital—2002 and 2001

During the year ended December 31, 2002, the nominal value of our ordinary shares was converted from 10p to £1, with ten ordinary shares of 10p each being consolidated into one ordinary share of £1 each, and 2,129,819 of our preference shares were converted into ordinary shares.

In 2001, 100,000 ordinary shares were issued to Lehman Brothers International (Europe) upon conversion of an unsecured loan note of US$500,000.

For more information on our share capital, please see our consolidated financial statements for the three years ended December 31, 2003 beginning on page F-1 of our Annual Report on Form 20-F for the year ended December 31, 2003. For more information on our options and warrants, please see our consolidated financial statements for the three years ended December 31, 2003 beginning on page F-1 of our Annual Report on Form 20-F for the year ended December 31, 2003 and Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2003 “Directors, Senior Management and Employees.”

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus in and outside the United States in one or more of the following ways:

•	through underwriters;
•	through dealers;
•	through agents; or
•	directly to purchasers.
We may sell, either directly or through agents, and underwriters may resell, the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their business.

The prospectus supplement relating to any offering will include the following information:

•	the terms of the offering, including the aggregate number of securities being offered;
•	the names of any underwriters, dealers or agents;
•	the purchase price of the securities;
•	the net proceeds to us from the sale of the securities;
•	any delayed delivery arrangements;
•	any underwriting discounts or other underwriters’ compensation; and
•	any discounts or concessions allowed or reallowed or paid to dealers.
Sales through Underwriters or Dealers

If we use underwriters in an offering using this prospectus, we will execute an underwriting agreement with one or more underwriters. The underwriting agreement will provide that the obligations of the underwriters with respect to a sale of the offered securities are subject to specified conditions precedent and that the underwriters will be obligated to purchase all of the offered securities if they purchase any. Compensation to the underwriters may be in the form of discounts, concessions or commissions. Underwriters may sell the securities through dealers. The underwriters may change the initial offering price and any discounts or concessions allowed or re-allowed or paid to dealers. If we use underwriters in an offering of securities using this prospectus, the applicable prospectus supplement will contain a statement regarding the intention, if any, of the underwriters to make a market in the offered securities.

We may grant to the underwriters an option to purchase additional offered securities, to cover over-allotments, if any, at the public offering price (with additional underwriting discounts or commissions), as may be set forth in the related prospectus supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the prospectus supplement relating to such offered securities.

If we use a dealer in an offering of securities using this prospectus, we will sell the offered securities to the dealer as principal. The dealer may then resell those securities to the public or other dealers at a fixed price or varying prices to be determined at the time of resale.

Direct Sales and Sales through Agents

We may also use this prospectus to directly solicit offers to purchase securities. In this case, no underwriters or agents would be involved. Except as set forth in the applicable prospectus supplement, none of our directors, officers or employees will solicit or receive a commission in connection with those direct sales. Those persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with direct sales.

We may also sell the offered securities through agents we designate from time to time. In the prospectus supplement, we will describe any commission payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Delayed Delivery Contracts

If so indicated in the prospectus supplement relating to a particular issue of offered securities, we may authorize underwriters and agents to solicit offers by certain institutions to purchase securities pursuant to delayed delivery contracts providing for payment and delivery on a future date. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, educational and charitable institutions and other institutions we may approve. The obligations of any purchaser under any delayed delivery contract will not be subject to any conditions except that any related sale of offered securities to underwriters shall have occurred and the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction to which that institution is subject. Any commission paid to agents and underwriters soliciting purchases of securities pursuant to delayed delivery contracts accepted by us will be detailed in the prospectus supplement.

Indemnification

Underwriters, dealers or agents participating in a distribution of securities using this prospectus may be deemed to be underwriters under the Securities Act. Pursuant to agreements that we may enter into, underwriters, dealers or agents who participate in the distribution of securities by use of this prospectus may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that those underwriters, dealers or agents may be required to make in respect of those liabilities.

RECENT DEVELOPMENTS

The following summarizes recent material events relating to our business, including material changes in our affairs that have occurred since December 31, 2003, the end of the most recent fiscal year for which audited financial statements are included in the registration statement of which this prospectus is a part. This discussion should be read in conjunction with the other information included in this prospectus, including “Risk Factors” beginning on page 6. You should also refer to the information contained in the documents incorporated herein by reference, including our Annual Report on Form 20-F for the year ended December 31, 2003, as amended by Amendment No. 1 and Amendment No. 2 thereto, and the audited financial statements contained therein, together with our quarterly financial statements as of and for the three months ended March 31, 2004 (unaudited), as of and for the six months ended June 30, 2004 (unaudited), as of and for the nine months ended September 30, 2004 (unaudited) and as of and for the twelve months ended December 31, 2004 (unaudited), and our Notice of Extraordinary General Meeting issued August 31, 2003, furnished to the SEC under cover of a Form 6-K dated September 1, 2004.

Laxdale Acquisition

On October 8, 2004 we closed an acquisition of the entire issued share capital of Laxdale Limited, a privately owned neuroscience development company based in Stirling, Scotland. The purchase price for the acquisition of Laxdale comprises an initial consideration of 3.5 million ADSs representing 3.5 million ordinary shares of 5p each in the capital of Amarin and certain success based milestone payments described below, payable on a pro rata basis to the shareholders of Laxdale. As a result of this transaction Laxdale has become a wholly owned subsidiary of Amarin. Accordingly, Amarin has assumed Laxdale’s outstanding net liabilities in the amount of approximately GBP£1.3million($2.4 million), which includes debt obligations in the amount of GBP£1 million ($1.8 million) to Amarin. Additionally Amarin, as Laxdale’s parent company, has responsibility and potentially liability on a consolidated basis for Laxdale’s obligations under its existing contracts. Laxdale’s material contracts include certain licenses of marketing rights to Miraxion, and/or related intellectual property, for Huntington’s disease in Europe and Japan. These licenses include obligations upon Laxdale to fund and manage clinical trials. A range of royalties and further success based milestones are payable to Laxdale by its licensees upon approval and sale of a product pursuant to such licenses.

Pursuant to the Laxdale share purchase agreement further success-related milestones will be payable as follows:

•
On receipt of a marketing approval in each of the U.S. and/or Europe for the first indication of any product containing Laxdale intellectual property, we must make a stock or cash payment (at the sellers’ sole option) of GBP£7.5 million for each of such two potential market approvals (i.e. GBP£15.0 million maximum); and

•
On receipt of a marketing approval in each of the U.S. and/or Europe for any other product using Laxdale intellectual property or for a different indication of a previously approved product, we must make a stock or cash payment (at the sellers’ sole option) of GBP£5 million for each of such two potential market approvals (i.e. GBP£10 million maximum).

Under the share purchase agreement, we have received certain warranties from Belsay Limited, the principal shareholder of Laxdale, which are enforceable for a period of 15 months following the closing of the transaction. The liability of Belsay Limited under the warranties is secured by an arrangement whereby the 2,625,000 initial shares issued by us to Belsay (comprising 75% of the aggregate of 3.5 million initial shares issued to the shareholders of Laxdale) are placed in escrow. Belsay has the right to sell the escrowed shares, but it will be entitled to receive only 10 percent of the cash proceeds from such sales, and the balance will be held in escrow and will not be released to Belsay during the 15-month warranty period except to the extent the escrow account has in excess of $3.5 million of cash. If Belsay becomes obligated to indemnify us for any claims arising under the share purchase agreement, we are entitled to withdraw from the escrow account either cash or shares having a value equal to the amount of the claim. However, we may be legally restricted from selling the shares in escrow and therefore, to the extent there is insufficient cash in the escrow account we may not have any means of generating cash to offset liabilities resulting from any breach.

The escrow arrangements permit a graduated sale of the initial shares issued to Belsay in accordance with the following:

Time period from closing of transaction	No of shares Belsay can sell*
0-90 days	Up to a net proceeds level of $100,000**
90-180 days	643,125
180-270 days	1,285,250
270-360 days	1,929,375

*	on a cumulative basis assuming no sales in previous periods, and subject to restrictions on transfer imposed under U.S. securities laws.
**	sales are permitted during this period only to the extent the proceeds are used to defray Belsay’s legal expenses relating to the transaction.
Prior to the closing of the Laxdale acquisition, Laxdale drew down approximately GBP£1.0 million under a loan facility that we provided. This loan bears interest calculated at the Bank of Scotland’s base rate plus 3 percent. As of September 30, 2004 the entire principal amount of the loan and all accrued interest thereon became repayable at any time within thirty days of written demand by us, in pounds sterling in immediately available funds, without any set-off, counterclaim, withholding or deduction for any reason whatsoever by Laxdale except as required by law. This Loan is secured by a floating charge against Laxdale’s assets. This funding was provided in four installments in June, July and August 2004 to enable Laxdale to continue operating its business, as Laxdale would otherwise have been unable to pay its obligations as they came due.

Pursuant to the Laxdale share purchase agreement, we have agreed to use reasonable commercial efforts to (i) continue the Phase III trial for Miraxion in Huntington’s disease and, upon successful completion thereof, pursue FDA approval for such indication, (ii) pursue approval of Miraxion in Europe for the treatment of Huntington’s disease and (iii) conduct development activities and pursue U.S. and European approvals for indications other than Huntington’s disease. Reasonable commercial efforts are defined in the share purchase agreement as efforts consistent with industry practice for the development of products of similar performance and potential. However, we are not required to pursue development efforts for Huntington’s disease or other indications if our board of directors reasonably determines in good faith that it is not commercially or scientifically viable to do so or that it is not appropriate to continue development due to patient safety concerns.

In connection with the acquisition of Laxdale we filed a registration statement in respect of the initial 3.5 million ordinary shares issued to the shareholders of Laxdale and a portion of the contingent shares issuable post closing. We have agreed to use commercially reasonable efforts to maintain such registration statement in effect through March 30, 2006. We have also agreed to use reasonable commercial efforts to file registration statements in respect of the contingent shares to be issued upon any of the success milestones, each of which is subject to the acceptance of a New Drug Application (NDA) by a relevant regulatory authority. Such registration statements must be filed within 90 days after NDA acceptance if fast track status has been granted and otherwise within 270 days after NDA acceptance. We have agreed to use commercially reasonable efforts to maintain any such subsequent registration statement in effect for one year after the effective date thereof. In addition, the sellers have the right (exercisable only once) to include their unsold securities in any registration statement filed by us for our own account or on behalf of other selling shareholders.

In conjunction with our acquisition of Laxdale, Laxdale has entered into re-negotiated cross-licensing agreements with Scarista Limited which provide Laxdale with rights to specified intellectual property covering the United States, Canada, the European Union and Japan. Scarista has granted a license to Laxdale pursuant to which Laxdale has the exclusive right to use certain of Scarista’s intellectual property (including intellectual property for the use of Miraxion in drug-resistant depression) within a field of use encompassing all psychiatric and central nervous system disorders, and within the territories of the United States, Canada, the European Union and Japan. As part of such re-negotiation Scarista is entitled to receive reduced royalty payments of 5% on all net sales by Laxdale of products utilising such Scarista intellectual property. In consideration of Scarista entering into these agreements and the reduction of Scarista’s royalty from 15% to 5%, Laxdale has paid a signing fee of £500,000 to Scarista. The Scarista intellectual property licensed to Laxdale is material to our development efforts with respect to Miraxion. In addition, Laxdale has granted a license to Scarista pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property

(including intellectual property for the use of Miraxion in Huntington’s disease) within a field of use encompassing all psychiatric and central nervous system disorders, and on a worldwide basis in all territories other than the United States, Canada, the European Union and Japan. Laxdale is entitled to receive royalty payments of 5% on all net sales by Scarista or its licensees of products utilising such Laxdale intellectual property. Under each of these license agreements royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory. Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

Miraxion has been partnered for Huntington’s disease in the majority of the major European Union markets. Additionally, Laxdale has licensed out the right to develop, use and sell products incorporating certain of its intellectual property in Japan for the treatment of certain central nervous system disorders (including Huntington’s disease, schizophrenia and depression).

Private Placement

In October 2004 we completed a private placement of 13,474,945 ordinary shares to accredited investors consisting of new and existing shareholders and management. Gross proceeds to the Company were $12.775 million, and net proceeds after deduction of selling commissions and estimated offering expenses would be $12.09 million. The purchase price was $0.947 per share based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the ten trading days ended October 6, 2004; however, management investors paid a purchase price of $1.04 per share based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the five trading days ended October 6, 2004.

Purchase of Elan Debt and Equity by Our Chairman

On September 30, 2004 Amarin Investment Holding Limited, an entity controlled by our Chairman, Mr. Thomas Lynch, declared an interest to Amarin in the following securities in Amarin following their purchase from Elan Corporation plc and its affiliated companies:

•	4,653,819 ADSs;
•	Warrants to subscribe for 500,000 Ordinary Shares at an exercise price of US$1.90 per share; and
•	US$5 million in aggregate principal amount of Secured Loan Notes (the “Loan Notes”) due 2009, issued pursuant to a loan note instrument dated February 25, 2004.
The Board of Directors of Amarin reviewed and approved this transaction after consultation with certain of its advisors.

Conversion of Debt

Following its acquisition of equity and debt securities of Amarin from Elan Corporation plc, Amarin Investment Holding Limited converted $3 million of the $5 million in principal amount of loan notes acquired by it into ordinary shares of Amarin. The debt was converted at a price of $1.104 per share. This transaction was reviewed by Amarin’s audit committee and approved by our disinterested directors. The shares issued pursuant to such debt conversion are subject to a lockup agreement restricting their sale for a period of six months from October 8, 2004. The remaining $2 million in principal amount of the loan notes is payable in January 2009, and interest thereon accrues at the rate of 8% per annum and is payable on a semi-annual basis. Amarin Investment Holding Limited can, at its option, convert such remaining principal amount into ordinary shares at the offering price established by the Company pursuant to any equity financing in excess of $5 million that we may conduct in the future, subject to the review of Amarin’s audit committee and approval of Amarin’s disinterested directors.

Compliance with Nasdaq Listing Requirements

        In August 2004 Nasdaq informed us that, based on financial results for the six-months ended June 30, 2004, we did not comply with the minimum shareholders’ equity threshold of $2.5 million as set forth in Marketplace Rule 4310(c)(2)(B). On October 13, 2004 Nasdaq advised us of its determination that, based on the completion of our private placement and debt conversion (as described above), we had re-established compliance with the shareholders’ equity requirement. However, Nasdaq will continue to monitor our ongoing compliance with the shareholders’ equity requirement and other listing requirements.

Valeant Settlement

In February 2004 we sold our U.S. subsidiary, Amarin Pharmaceuticals, Inc (API), and certain assets to Valeant Pharmaceuticals International (Valeant). The asset purchase agreement for the transaction provided for a purchase price adjustment based on variations between a pro forma balance sheet agreed between the parties and a closing date balance sheet to be prepared after the closing. Subsequent to the closing of the sale, one of API’s wholesalers advised that it was holding approximately US$6 million of product inventory that it had not previously discovered. Amarin and Valeant disputed the impact of such inventory on the closing date balance sheet and the respective parties’ responsibility for incremental wholesaler inventory.

On September 27, 2004, Amarin signed a settlement agreement with Valeant in respect of this dispute in full and final settlement of all such matters as between Valeant and Amarin. Pursuant to this settlement agreement Amarin has agreed to forego part of the contingent milestones payable by Valeant to Amarin due under the asset purchase agreement, namely the entire $5 million contingent milestone payable on FDA approval of Zelapar and $1 million of the $3 million contingent milestone previously due when the remaining safety studies are successfully completed. Also, Valeant has agreed that Amarin is no longer required to purchase $414,000 of further inventory from wholesalers and the remaining $2 million of the contingent milestone previously due upon successful completion of the remaining Zelapar safety studies has been paid on November 30, 2004 without any such contingency. Elan Corporation plc received $1 million of such $2 million payment as part of the settlement entered into between Elan and Amarin on February 25, 2004.

Change of Chief Financial Officer

In May 2004, we appointed Alan Cooke as our new Chief Financial Officer, following the resignation of our prior CFO Ian Garland. Prior to joining Amarin, Mr. Cooke spent approximately eight years at Elan Corporation, plc, most recently as Vice President, Global Strategic Planning. Mr. Cooke is a member of the Institute of Chartered Accountants (Ireland) and trained at KPMG, Dublin. Mr. Cooke is also a member of Amarin’s board of directors.

DESCRIPTION OF ORDINARY SHARES

Our authorized capital stock is £100,000,000 divided into 1,559,144,066 ordinary shares of £0.05 each, 17,939,786 deferred shares of £0.95 each, and 5,000,000 3% cumulative convertible preference shares of £1 each. The following summarizes certain information concerning the ordinary shares based on English law and a summary of certain provisions of the Memorandum and Articles of Association of the Company. This information and summary are not complete and you should refer to the full text of the Memorandum and Articles of Association, copies of which have been filed with the Securities and Exchange Commission.

General

In the following summary, a “shareholder” is the person registered in our register of members as the holder of the relevant share(s). For those shares that have been deposited in our American Depositary Receipt facility, Citibank, N.A. as depositary is deemed the shareholder. The rights of ADR holders are described below under “Description of American Depositary Shares.”

Dividends

Holders of Ordinary Shares are entitled to receive such dividends as may be declared by the board of directors. All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. To date there have been no dividends paid to holders of Ordinary Shares.

Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to us. In addition, the payment by the board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an Ordinary Share or a Preference Share into a separate account shall not constitute us as a trustee in respect thereof.

Rights in a Liquidation

Holders of Ordinary Shares are entitled to participate in any distribution of assets upon a liquidation, subject to prior satisfaction of the claims of creditors and preferential payments to holders of outstanding Preference Shares.

Voting Rights

Voting at any general meeting of shareholders is by a show of hands, unless a poll is demanded. A poll may be demanded by:

•	the chairman of the meeting;
•	at least two shareholders entitled to vote at the meeting;
•	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or
•
any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In a vote by a show of hands, every shareholder who is present in person at a general meeting has one vote. In a vote on a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which they are registered as the holder. The quorum for a shareholders’ meeting is a minimum of two persons, present in person or by proxy.

Holders of ADSs are also entitled to vote by supplying their voting instructions to Citibank who will vote the Ordinary Shares represented by their ADSs in accordance with their instructions. The ability of Citibank to carry out voting instructions may be limited by practical and legal limitations, the terms of our articles and memorandum of association, and the terms of the Ordinary Shares on deposit. We cannot assure the holders of our ADSs that they will receive voting materials in time to enable them to return voting instructions to Citibank a timely manner.

Unless otherwise required by law or the articles of association, voting in a general meeting is by ordinary resolution. An ordinary resolution is approved by a majority vote of the shareholders present at a meeting at which there is a quorum. Examples of matters that can be approved by an ordinary resolution include:

•	the election of directors;
•	the approval of financial statements;
•	the declaration of final dividends;
•	the appointment of auditors;
•	the increase of authorized share capital; or
•	the grant of authority to issue shares.
A special resolution or an extraordinary resolution requires the affirmative vote of not less than three-fourths of the eligible votes. Examples of matters that must be approved by a special resolution include modifications to the rights of any class of shares, certain changes to the memorandum or articles of association, or our winding-up.

Capital Calls

The board of directors has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to us as required by such notice the amount called on his shares. If a call remains unpaid after it has become due and payable, and the fourteen days notice provided by the board of directors has not been complied with, any share in respect of which such notice was given, may be forfeited by a resolution of the board.

Pre-emptive Rights

English law provides that shareholders have pre-emptive rights to subscribe to any issuances of equity securities that are or will be paid wholly in cash. These rights may be waived by a special resolution of the shareholders, either generally or in specific instances, for a period not exceeding five years. Pursuant to resolutions passed at our annual general meeting on 21 June 2004, our directors are duly authorized during the period ending on 21 June 2008 to exercise all of our powers to allot our securities and to make any offer or agreement which would or might require such securities to be allotted after that date. The aggregate nominal amount of the relevant securities that may be allotted under the authority cannot exceed £77,060,214 (equivalent to 1,541,204,280 Ordinary Shares). Under these resolutions we are empowered to allot such Ordinary Shares as if English statutory pre-emption rights did not apply to such issuance and, therefore, without first offering such Ordinary Shares to our existing shareholders.

Redemption Provisions

Subject to the Companies Act 1985 (as amended), as applicable to English companies, and with the sanction of a special resolution, shares in us may be issued with terms that provide for mandatory or optional redemption. The terms and manner of redemption would be provided for by the alteration of our articles of association.

Subject to the Companies Act of 1985, we may also purchase in any manner the board of directors considers appropriate any of our own Ordinary Shares, Preference Shares or any other shares of any class (including redeemable shares) at any price.

Variation of Rights

If at any time our share capital is divided into different classes of shares, the rights of any class may be varied or abrogated with the written consent of the holders of not less than 75% of the issued shares of the class, or pursuant to an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At any such separate meeting the quorum shall be a minimum of two persons holding or representing by proxy one-third in nominal amount of the issued shares of the class, unless such separate meeting is adjourned, in which case the quorum at such adjourned meeting or any further adjourned meeting shall be one person. Each holder of shares of that class has one vote per share at such meetings.

Meetings of Shareholders

The board of directors may call general meetings and general meetings may also be called on the requisition of our shareholders representing at least one tenth of the voting rights in general meeting pursuant to section 368 of the Companies Act 1985. Annual general meetings are convened upon advance notice of 21 days. Extraordinary general meetings are convened upon advance notice of 21 days or fourteen days depending on the nature of the business to be transacted.

Citibank will mail to the holders of ADSs any notice of shareholders’ meeting received from us, together with a statement that holders will be entitled to instruct Citibank to exercise the voting rights of the Ordinary Shares represented by ADSs and information explaining how to give such instructions.

Limitations on Ownership

There are currently no UK foreign exchange controls on the payment of dividends on our Ordinary Shares or the conduct of our operations. There are no restrictions under our memorandum and articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote our Ordinary Shares, Preference Shares or ADSs.

Change of Control

Save as expressly permitted by the Companies Act of 1985, we shall not give financial assistance, whether directly or indirectly, for the purposes of the acquisition of any of our shares or for reducing or discharging any liability incurred for the purpose of such acquisition.

If an offer is made to acquire more than half of our issued Ordinary Share capital and such offer has been recommended by the board, we will use reasonable endeavors to procure that a like offer is extended to the holders of the Preference Shares and that such offer remains open for not less than the acceptance period open to the holders of Ordinary Shares to enable the holders of Preference Shares to convert any or all of their Preference Shares and accept the offer if they wish to do so.

Disclosure of Interests

Under English Law, any person who acquires an equity interest above a “notifiable percentage” must disclose certain information to us regarding the person’s shares. The applicable threshold is currently 3%. The disclosure requirement applies to both persons acting alone or, in certain circumstances, with others. After a person’s holdings exceed the “notifiable” level, similar notifications must be made when the ownership percentage figure increases or decreases by a whole number.

In addition, Section 212 of the Companies Act of 1985 gives us the authority to require certain disclosure regarding an equity interest if we know, or have reasonable cause to believe, that the shareholder is interested or has within the previous three years been interested in our share capital. Failure to supply the information required may lead to disenfranchisement under our articles of association of the relevant shares and a prohibition on their transfer and on dividend or other payments. Under the deposit agreement with Citibank pursuant to which the ADRs have been issued, a failure to provide certain information pursuant to a similar request may result in the forfeiture by the holder of the ADRs of rights to direct the voting of the Ordinary Shares underlying the ADSs and to exercise certain other rights with respect to the Ordinary Shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. acts as the depositary bank for our American Depositary Shares. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10005. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is the London office of Citibank, N.A., located at Cottons Center, Hays Lane, London SE1 2QT, England.

We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-5946 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of the material rights of owners of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. If you intend to hold ADSs, we urge you to review the deposit agreement in its entirety.

Each ADS represents one ordinary share on deposit with the custodian. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the holder When we refer to you we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Upon receipt of a cash dividend or other cash distribution, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to English laws and regulations.

The conversion into U.S. dollars will take place only if this can be done on a reasonable basis, in the judgment of the depositary bank, and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.

Distributions of Shares

Upon receipt of a free distribution of ordinary shares, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited with the custodian or modify the ADS to ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate the U.S. securities laws or other applicable law. If the depositary bank does not distribute new ADSs or change the ADS ratio as described above, it may sell the ordinary shares received and distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

In the event that we distribute rights to purchase additional ordinary shares, the depositary bank will determine whether it is lawful and feasible to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and feasible to make the rights available to holders of ADSs. We may be required to provide certain documentation contemplated in the deposit agreement, such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights.

The depositary bank will not distribute the rights to you if:

•	It is not lawful or feasible to distribute the rights
•	We fail to deliver satisfactory documents to the depositary bank; or
•	It appears that the rights are about to lapse.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Other Distributions

If we distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems equitable and practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

If in the opinion of the depositary bank a distribution is not feasible, it will not distribute the property to you and may sell the property with our reasonable approval. The depositary bank may deem a distribution not to be feasible if:

•	Any amounts are required to be withheld for taxes or governmental charges;
•	Any obligations arise under applicable securities laws or exchange control laws; or
•	There is any requirement that distributable securities be registered under the Securities Act of 1933 or otherwise.
The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and UK legal considerations applicable at the time of deposit. Ordinary shares will not be accepted for deposit until the depositary bank receives evidence that there has been compliance with English currency exchange regulations. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are validly issued, fully paid and non-assessable.

•	All preemptive rights, if any, with respect to such ordinary shares have been validly waived or exercised.
•	You are duly authorized to deposit the ordinary shares.
•	The ordinary shares presented for deposit are not restricted securities as defined in the deposit agreement.
•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and UK law considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable in connection with the surrender and withdrawal. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•
Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.
•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Ordinary Shares.”

The depositary bank will mail to you any notice of shareholders’ meeting received from us, together with a statement that holders will be entitled to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs, and information explaining how to give such instructions.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

If no such instructions are received, the depositary bank will deem the holders to have granted a discretionary proxy to the person designated by us, unless we request otherwise. However, no discretionary proxy will be deemed granted for any proposition:

•	that involves the solicitation of opposing proxies or other substantial opposition; or
•	that authorizes a merger, consolidation or other matter that may materially affect the rights and privileges of holders.
The depositary bank has agreed to appoint one or more representatives to vote at shareholder meetings either on a show or hands or a poll. In general, proxies may be voted only if a vote on a poll is duly demanded. See “Description of Ordinary Shares—Voting Rights.” The depositary bank will not join in demanding a vote on a poll unless instructed by at least two holders or holders owning at least 10% of the voting interests of all holders. If a poll is not demanded, the depositary bank shall follow the instructions of a majority in interest of the holders.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations, the terms of our Articles and Memorandum of Association, and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to 5¢ per ADS issued (or portion thereof)
Cancellation of ADSs	Up to 5¢ per ADS canceled (or portion thereof)

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in England ( i.e. , upon deposit and withdrawal of ordinary shares).
•	Expenses incurred for converting foreign currency into U.S. dollars.
•	Expenses for cable, telex and fax transmissions and for delivery of securities.
•	Taxes and duties upon the transfer of securities ( i.e. , when ordinary shares are deposited or withdrawn from deposit).

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 3 months prior notice of any modifications that would prejudice any substantial rights of the holders under the deposit agreement. We will not consider to be prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act of 1933 or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs.

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

•
for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During such six months’ period the depositary bank will continue to collect all distributions received on the ordinary shares on deposit ( i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•
After the expiration of such six-month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office at reasonable times, but solely for the purpose of communicating with other holders in the interest of business matters of our company or relating to the ADSs or the deposit agreement.

The depositary bank will maintain in New York City facilities to record and process the execution, delivery, registration, transfer and surrender of ADRs. These facilities may be closed from time to time when deemed expedient by the depositary bank, or at our request.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to use our best judgment and good faith in performing the duties specifically stated in the deposit agreement without negligence or bad faith.
•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith.
•	We and the depositary bank will not be obligated to appear in, prosecute or defend any lawsuit or other proceeding unless satisfactory indemnity is provided against all expenses and liabilities.
•
We and the depositary bank disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADRs, or any other person believed by either of us in good faith to be competent to give such advice or information.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions, including the need to receive collateral, the type of collateral required, the representations required from brokers, etc. The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if in its judgment conversion can be made on a reasonable basis. The depositary bank will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the depositary bank determines that the foreign currency is not convertible on a reasonable basis, or if any required approvals are not obtainable or are not obtained within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.
•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.
•	Hold the foreign currency for the applicable holders without liability for interest.
OFFERING EXPENSES

We will pay the following estimated expenses and fees (not including underwriting discounts and commissions and expenses reimbursed by us) in connection with the issuance and distribution of the shares offered by this prospectus. Other than the SEC registration fee, all of these expenses are estimated.

The following table sets forth the estimated expenses payable by us in connection with the offering described in this prospectus. All amounts are subject to future contingencies other than the SEC registration fee.

$
Securities and Exchange Commission Registration Fee	5,885
Printing and Engraving Expenses	6,000
Legal Fees and Expenses	40,000
Accounting Fees and Expenses	40,000
Blue Sky Qualification Fees and Expenses	10,000
Miscellaneous	50,000
Total	$151,885

FINANCIAL STATEMENTS

This prospectus contains financial information relating to our acquisition of Laxdale Limited. This financial information includes audited statements of Laxdale Limited for each of the fiscal years ended March 31, 2004 and March 31, 2003 and unaudited pro forma combined condensed financial information of the Company reflecting the acquisition. See pages F-1 to F-33 at the end of this prospectus. Unaudited financial statements of Laxdale for the six months ended September 30, 2004 are contained in our Form 6-K dated February 7, 2005 which is incorporated by reference herein.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, including Amendment No. 1 and Amendment No. 2 thereto, is incorporated by reference herein. Audited financial statements for the years ended December 31, 2003, December 31, 2002 and December 31, 2001 are contained in such annual report. Unaudited financial statements for the six months ended June 30, 2004 are contained in our Form 6-K dated September 30, 2004, which is incorporated by reference herein. Unaudited financial statements for the nine months ended September 30, 2004 are contained in our Form 6-K dated November 11, 2004, which is incorporated by reference herein.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2003, December 31, 2002 and December 31, 2001, all of which are incorporated by reference in this prospectus from our Annual Report on Form 20-F for the year ended December 31, 2003 as amended, have been incorporated in reliance on the report (which contains an emphasis of matter paragraph relating to the Company’s ability to continue as a going concern as described in note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Amarin Corporation plc for the six-month periods ended June 30, 2004 and 2003, incorporated by reference in this Prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated September 30, 2004 incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

The financial statements of Laxdale Limited at and for the years ended March 31, 2004 and 2003 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Laxdale’s ability to continue as a going concern as described in Note 1 to the Laxdale financial statements) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed interim financial information of Laxdale Limited for the six-month periods ended September 30, 2004 and September 30, 2003, incorporated by reference in this Prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated February 7, 2005, included in Amarin Corporation plc’s Current Report on Form 6-K dated February 7, 2005, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

LEGAL MATTERS

Certain legal matters in connection with the ordinary shares offered hereby are being passed upon for us by Kirkpatrick & Lockhart Nicholson Graham LLP, our English legal advisors. We are being represented as to matters of U.S. law by Ziegler, Ziegler & Associates LLP, New York, New York, U.S. counsel to the Company. Scott A. Ziegler, a partner of Ziegler, Ziegler & Associates LLP, currently holds 105,096 of our ordinary shares. The underwriters’ own legal counsel will advise them about other issues relating to any offering.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

As described in the registration statement of which this prospectus forms a part, our articles of association and certain provisions of English law contain provisions relating to the ability of our officers and directors to be indemnified by us for costs, charges, expenses, losses and other liabilities which are sustained or incurred in the performance of the officer’s or director’s duties for us. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the charter provision, by-law, contract, arrangements, statute or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Laxdale Limited

We have audited the accompanying balance sheets of Laxdale Limited as of March 31, 2004 and 2003, and the related profit and loss accounts and statements of total recognized gains and losses and cash flows for each of the two years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Laxdale Limited as at March 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 23 of Notes to the Financial Statements).

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements the Company is reliant upon sufficient funding continuing to be available from the Company’s parent company, Amarin Corporation plc, to meet ongoing working capital requirements. This in turn is dependent upon Amarin obtaining additional funding. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP

Glasgow, Scotland
December 17, 2004

Laxdale Limited
PROFIT AND LOSS ACCOUNTS
For the years ended 31 March 2004 and 2003

	Notes	2004 £	2003 £
Turnover—Income from licensing	3	1,790,890	1,557,203
Administrative expenses:
Research & development		(1,785,984)	(3,243,615)
Other operating costs		(1,826,004)	(2,391,591)
Total administrative expenses		(3,611,988)	(5,635,206)
Operating loss	4	(1,821,098)	(4,078,003)
Interest received and similar income		11,560	89,546
Interest payable and similar charges	7	(483)	—
Loss on ordinary activities before tax		(1,810,021)	(3,988,457)
Taxation	8	233,780	576,972
Retained loss for the year(1)	15	(1,576,241)	(3,411,485)

(1)
A summary of the adjustments to loss for the year that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 23 to the financial statements.

Laxdale Limited
STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
For the years ended 31 March 2004 and 2003

There were no recognised gains and losses other than the loss of £1,576,241 for the year to 31 March 2004 (2003—loss of £3,411,485)

The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 23 to the financial statements.

Laxdale Limited
BALANCE SHEETS
As at 31 March 2004 and 2003

	Notes	2004 £	2003 £
Tangible Fixed Assets	9
Fixture and fittings		129,537	153,351
Office equipment		12,203	29,738
		141,740	183,089
Current Assets
Stock	10	—	60,522
Debtors	11	524,601	989,201
Investments	12	158,171	324,256
Cash at bank and in hand		149	886,517
		682,921	2,260,496
Creditors: Amounts due within one year	13	(819,103)	(861,786)
Net current(liabilities)/assets		(136,182)	1,398,710
Total Assets less Current Liabilities		5,558	1,581,799
Capital and Reserves
Called up share capital	14	4,000,000	4,000,000
Share premium account	15	5,000,000	5,000,000
Profit and loss account	15	(8,994,442)	(7,418,201)
Equity shareholders’ funds(1)	15	5,558	1,581,799

(1)
A summary of the significant adjustments to equity shareholders’ funds that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 23 to the financial statements.

Laxdale Limited
STATEMENTS OF CASH FLOWS
For the years ended 31 March 2004 and 2003

	Notes		2004 £	2003 £
Net cash outflow from operating activities	16(a	)	(1,535,273)	(4,012,519)
Returns on investments and servicing of finance:
Interest received			11,560	96,779
Interest paid			(483)	—
			11,077	96,779
Taxation:
Corporation tax paid			—	(269)
Corporation tax received			445,550	—
			445,550	(269)
Capital expenditure and financial investment:
Payment to acquire tangible fixed assets			—	(19,265)
			—	(19,265)
Decrease in cash	16(b	)	(1,078,646)	(3,935,274)
Reconciliation of net cash flow to movement in net (debt)/funds:
Decrease in cash			(1,078,646)	(3,935,274)
Movement in net debt			(1,078,646)	(3,935,274)
Net funds at 1 April	16(b	)	886,517	4,821,791
Net (debt)/funds at 31 March	16(b	)	(192,129)	886,517

The significant differences between the cash flow statements above and those required under United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 23 to the financial statements.

Laxdale Limited
NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparing the financial statements

As disclosed in note 22, the company was acquired by Amarin Corporation plc (“Amarin”) on 8 October 2004. Amarin has provided confirmation to the directors of the company that it will provide sufficient financial support to allow the company to continue in operational existence for the foreseeable future and to meet its liabilities as they fall due. The ability of Amarin to provide adequate financial support depends on its ability to raise additional funding.

On the basis of forecasted cash flow information for the combined business, Amarin has sufficient cash to fund the group’s operating activities, including the planned phase III trials for Miraxion in Huntington’s disease, through the summer of 2005. Amarin intends to obtain additional funding through earning license fees from partnering its drug development pipeline and/or completing further equity-based financings in the forthcoming year. There is no assurance that Amarin’s efforts to raise additional funding will be successful. If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund the combined business on an ongoing basis.

Whilst the directors are presently uncertain as to the outcome of the matters mentioned above, they believe that sufficient funding will be made available to the company by Amarin to meet its ongoing working capital requirements. Accordingly, the directors of the company believe it is appropriate to prepare the financial statements on a going concern basis. The financial statements do not include any adjustments that would result if such financial support did not continue to be available.

These financial statements do not comprise the company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the years ended 31 March 2004 and 2003 on which the auditors’ reports were unqualified, have been delivered to the Registrar of Companies for Scotland.

2. Accounting Policies

Accounting Convention

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

Fixed Assets

All tangible fixed assets are recorded at cost.

Depreciation

Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost of each asset evenly over its expected useful life, as follows:

Fixtures, Fittings and Furniture	—10%
Computer Equipment	—33⅓%
Motor Vehicles	—25%

Income from licensing

Licensing fees represent revenues derived from licensing agreements. Licensing fees are recognised upon transfer or licensing of the right to use intellectual property rights in different geographic areas. Where licensing agreements stipulate payment on a milestone basis, revenue is recognised upon achievement of those milestones. Revenues are stated net of value added tax and similar taxes. No revenue is recognised for consideration, the receipt of which is dependent on future events, future performance or refund obligations.

Stocks

The cost of medical trial stocks are written off as research and development costs

Goods for resale are stated at the lower of cost and net realisable value. Cost includes all costs incurred in bringing each product to its present location and condition. Net realisable value is based on the price at which stocks can be sold in the normal course of business less any further costs expected to be incurred to completion and disposal.

Current asset investments

Current asset investments are stated at the lower of original cost and net realisable value.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

•
provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

•
deferred tax assets are recognized only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Pensions

The company operates a defined contribution scheme. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the scheme.

Foreign Currency

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account.

Research and Development

Research and development is written off in the period in which it is incurred.

Research and development tax credits

Credit is taken in the accounting period for research and development tax credits, which are claimed from the Inland Revenue, in respect of qualifying research and development costs incurred in the same accounting period.

Leasing

Rentals payable under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

3. Turnover—Income from licensing

Income from licensing was from licensing partners in the EU and Japan. An analysis of income from licencing by geographical market is given below.

	2004 £	2003 £
EU	1,155,731	1,557,203
Japan	635,158	—
	1,790,889	1,557,203

4. Operating Loss

This is stated after charging:

	2004 £	2003 £
Depreciation of owned fixed assets	41,349	41,857
Auditors’ remuneration—audit services	11,500	10,800
—non audit services	56,270	131,645
Operating lease rentals:
—Land & buildings	141,550	141,550
—Plant & equipment	43,506	50,887
Foreign exchange differences	95,940	3,547
Write down of current asset investments	166,085	335,112

5. Directors’ Emoluments

	2004 £	2003 £
Emoluments	193,328	507,579
Company contributions paid to money purchase schemes	24,380	53,460
Members of money purchase schemes	2	2
The amounts in respect of the highest paid director are as follows:
Emoluments	149,969	338,613
Company contributions paid to money purchase schemes	24,300	29,160

6. Staff costs

	2004 £	2003 £
Wages and salaries	847,380	1,012,025
Social security costs	101,394	115,398
Other Pension costs	83,025	106,215
	1,031,799	1,233,638

The monthly average number of employees during the year was as follows:

	2004 No.	2003 No.
Research and development	12	13
Administration and commercial	6	6
	18	19

7. Interest payable and similar charges

	2004 £	2003 £
Bank overdraft	483	—

8. Taxation

	2004 £	2003 £
UK corporation tax on losses in the year	(301,000)	(493,129)
Adjustment in respect of previous years	3,704	(83,843)
UK current tax	(297,296)	(576,972)
Foreign tax	63,516	—
	(233,780)	(576,972)

The company has tax losses carried forward at 31 March 2004 of £6.9m (2003-£6.1m).

Factors affecting the tax charge in the current year:

The tax assessed on the loss on ordinary activities for the year is lower than the standard rate of corporation tax in the UK of 30% (2003 - 30%). The differences are reconciled below:

	£	£
Loss on ordinary activities before taxation	(1,810,021)	(3,988,457)
Tax on loss on ordinary activities at 30%	(543,006)	(1,196,537)
Effects of:
Disallowed expenses	64,248	6,050
Capital allowances in excess of depreciation	162	(7,234)
Other timing differences	(715)	(1,429)
Unutilised losses carried forward	115,196	625,797
Research and development tax relief	76,634	80,224
Adjustment in respect of previous years	49,997	—
Overseas tax suffered	(233,780)	(576,972)

9. Tangible fixed assets

	Fixtures & Fittings £	Office Equipment £	Motor Vehicles £	Total £
Cost
At 1 April 2002	232,989	103,653	9,947	346,589
Additions	5,160	14,105	—	19,265
At 31 March 2003	238,149	117,758	9,947	365,854
Depreciation
At 1 April 2002	61,187	69,774	9,947	140,908
Provided during year	23,611	18,246	—	41,857
At 31 March 2003	84,798	88,020	9,947	182,765
Net Book Value
At 1 April 2002	171,802	33,879	—	205,681
At 31 March 2003	153,351	29,738	—	183,089
Cost
At 1 April 2003 and 31 March 2004	238,149	117,758	9,947	365,854
Depreciation
At 1 April 2003	84,798	88,020	9,947	182,765
Provided during year	23,814	17,535	—	41,349
At 31 March 2004	108,612	105,555	9,947	224,114
Net Book Value
At 1 April 2003	153,351	29,738	—	183,089
At 31 March 2004	129,537	12,203	—	141,740

10. Stock

	2004 £	2003 £
Goods for Resale	—	60,522

11. Debtors

	2004 £	2003 £
Trade debtors	—	275,925
Corporation tax	428,987	577,241
Other debtors	42,441	90,332
Prepayments and accrued income	53,173	45,703
	524,601	989,201

12. Investments

	2004 £	2003 £
Listed investments	158,171	324,256

The listed investments are American Deposit Receipts in Amarin Corporation plc. As disclosed in note 22 on 8 October 2004 the sale of Laxdale Limited to Amarin Corporation plc was completed.

The market value of listed investments at 31 March 2004 was £158,171 (2003 - £324,256).

13. Creditors: Amounts falling due within one year

	2004 £	2003 £
Bank overdraft	192,278	—
Trade creditors	248,732	209,764
Other taxes and social security costs	29,550	41,556
Other creditors	9,591	12,609
Accruals and deferred income	338,952	597,857
	819,103	861,786

The bank overdraft is secured by a floating charge over the company’s assets.

14. Share Capital

	2004 £	2003 £
Authorised
Ordinary Shares of £1 each	10,000,000	10,000,000

	2004 No.	2003 £	2003 No.	2003 £
Allotted, called up and fully paid
Ordinary Shares of £1 each	4,000,000	4,000,000	4,000,000	4,000,000

There were no changes to the share capital during either year.

Share Options

At the balance sheet date there were options outstanding under the Laxdale Limited Unapproved Share Option Scheme over 124,800 ordinary shares at an exercise price of £1 (2003 - 127,300). Options over 34,500 ordinary shares are exercisable between October 2005 and October 2010 or earlier in the event of a change of control of the company. Options over 90,300 ordinary shares are exercisable from June 2007 to June 2012 or earlier in the event of a change of control of the company.

At the balance sheet date options under the Laxdale Limited 1998 Unapproved Share Option Scheme were outstanding over 6,000 ordinary shares at an exercise price of £1 each (2003 - 7,000). These options are exercisable between February 2004 and February 2009 or earlier in the event of a flotation or change in control of the company.

15. Reconciliation of shareholders’ funds and movement on reserves

	Share Capital£	Share Premium £	Profit and Loss Account £	Total Shareholders’ funds £
At 1 April 2002	4,000,000	5,000,000	(4,006,716)	4,993,284
Loss for the year to 31 March 2003	—	—	(3,411,485)	(3,411,485)
At 31 March 2003 and 1 April 2003	4,000,000	5,000,000	(7,418,201)	1,581,799
Loss for the year to 31 March 2004	—	—	(1,576,241)	(1,576,241)
At 31 March 2004	4,000,000	5,000,000	(8,994,442)	5,558

16. Notes to the statement of cash flows

(a) Reconciliation of operating loss to net cash outflow from operating activities

	2004 £	2003 £
Operating loss	(1,821,098)	(4,078,003)
Depreciation	41,349	41,857
Decrease/(increase) in stock	60,522	(14,157)
Decrease/(increase) in debtors	316,346	(277,741)
Decrease in creditors	(234,961)	(19,587)
Write down of current asset investments	166,085	335,112
Foreign tax unrecoverable	(63,516)	—
Net cash outflow from operating activities	(1,535,273)	(4,012,519)

(b) Analysis of net funds/(debt)

	At 1 April 2002 £	Cash flow £	At 31 March 2003 £
Cash at bank and in hand	4,821,791	3,935,274	886,517
	4,821,791	3,935,274	886,517
	At 1 April 2003 £	Cash flow £	At 31 March 2004 £
Cash at bank and in hand	886,517	(886,368)	149
Bank overdraft	—	(192,278)	(192,278
	886,517	(1,078,646)	(192,129)

17. Deferred taxation

The company has a deferred taxation asset not provided for in the financial statements of £2,076,649 (2003 - £1,850,922).

18. Pension Commitments

The company operates a defined contribution pension scheme, the Laxdale Group Personal Pension Plan for its employees. The assets of the scheme are held separately from the company and are held as policies in the names of the individual employees. During the year contributions payable amounted to £83,025 (2003 - £106,215). The unpaid contributions outstanding at the year end amounted to £9,591 (2003 - £12,609).

19. Other Financial Commitments

At 31 March 2004 the company had annual commitments under non-cancellable operating leases as set out below:

	2004 £	2003 £
Land & Buildings operating leases which expire:
In over five years	141,550	141,550
Other operating leases which expire:
Within one year	10,484	8,576
In two to five years	19,851	34,011

20. Related Parties

Laxdale Ltd has a licence agreement with Scarista Ltd whereby rights to develop products using Scarista’s intellectual property and know-how has been licensed to Laxdale Ltd. Scarista Ltd is ultimately owned by a family trust, the beneficiaries of which was Dr D F Horrobin and is S M Clarkson. Dr D F Horrobin was a director of Laxdale Limited until his death on 1 April 2003 and SM Clarkson was a director of Laxdale until she resigned on 8 October 2004. Under the licence agreement Laxdale has the right to develop and market products in specified territories. In return for the rights granted to it, Laxdale will make royalty payments to Scarista Ltd based on income from sales of products at normal commercial rates. In addition Scarista has a license agreement with Laxdale Ltd whereby rights to market and sell products using Laxdale’s intellectual property and know how have been licensed to Scarista Ltd. Under the license agreement Scarista has the right to market products in specified territories. In return for the rights granted to it, Scarista will make royalty payments to Laxdale Ltd based on the income it receives from commercialising the products at normal commercial rates. Under both licences Scarista and Laxdale are responsible for the prosecution and maintenance costs of the patents relating to their respective territories licensed to them. For administrative reasons these are paid by Scarista and recharged to Laxdale. During the year Scarista Ltd paid patent fees totalling £231,324 (2003 - £177,980), which were recharged to Laxdale Ltd in accordance with the license agreements. No other transactions under the license agreements took place during the year (2003 - nil). At the balance sheet date the balance due to Scarista was £35,247.50 (2003 - £nil). Subsequent to the year end Laxdale entered into revised License agreements between Laxdale and Scarista. In consideration for the re negotiation of the licenses and a reduction of the royalty rate payable by Laxdale to Scarista, Laxdale paid to Scarista a license fee of £500,000.

21. Parent Undertaking and Controlling Party

Prior to the sale of the company’s shares to Amarin Corporation plc as noted in note 22 below, the company’s immediate parent undertaking was Belsay Limited, a company incorporated in the Isle of Man and the company’s ultimate parent undertaking and controlling party was the Stirling Trust.

As at 31 March 2003 Dr D F Horrobin and S M Clarkson were beneficiaries of the Stirling Trust. At 31 March 2004 S M Clarkson was the beneficiary of the Stirling Trust.

22. Post Balance Sheet Events

On 4 June 2004 Laxdale Ltd entered into a loan agreement with Amarin Corporation plc which provided for a loan amount of up to £500,000. In the period up to 8 October 2004 Laxdale Limited drew funds from Amarin Corporation plc of approximately £lm. The provision of the loan was contingent upon continued negotiations of the sale of Laxdale to Amarin.

On 9 July 2004 Laxdale’s shareholders signed a definitive agreement with Amarin Corporation plc to sell their shares in Laxdale to Amarin. Completion of the sale of Laxdale’s shares was contingent upon Amarin receiving shareholder approval, completion by Amarin of a US$15 million financing, Amarin not having received a delisting notice and other customary conditions. The agreement provided for the extension of the loan to Laxdale from Amarin. On 28 September 2004 the transaction was approved by Amarin’s shareholders. On 8 October 2004 Amarin completed a private equity placement which raised $12.75 million. As allowed under the agreement Amarin waived the minimum financing condition and the sale of the company to Amarin was completed on that date. From that date the ultimate controlling party of the company is Amarin Corporation plc.

23. United States Generally Accepted Accounting Principles (“US GAAP”)

Reconciliation of net loss

	2004 £	2003 £
Loss on ordinary activities after taxation UK-GAAP	(1,576,241)	(3,411,485)
(a) Revenue recognition	(1,452,569)	(1,396,546)
(b) Vacation pay accrual	(4,267)	(9,041)
Net loss and comprehensive net loss as adjusted to accord with US-GAAP	(3,033,077)	(4,817,072)
Reconciliation of shareholders funds
Equity shareholders’ funds in accordance with UK GAAP	5,558	1,581,799
(a) Deferred revenue	(5,413,140)	(3,960,571)
(b) Creditors—amounts falling due within on year—accruals	(22,780)	(18,513)
Shareholders’ equity (deficit) in accordance with US-GAAP	(5,430,362)	(2,397,285)

(a) Revenue recognition

Under UK GAAP, non-refundable licensing revenue in the form of milestone payments is recognised upon transfer or licensing of intellectual property rights. Where licensing agreements stipulate payment on a milestone basis, revenue is recognised upon achievement of those milestones. Revenues are stated net of value added tax and similar taxes. No revenue is recognised for consideration, the receipt of which is dependent on future events, future performance or refund obligations.

Under US GAAP and in accordance with Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements”, as updated by Staff Accounting Bulletin 104 “Revenue Recognition” and Emerging Issues Task Force or EITF00-21 “Revenue Arrangements with Multiple Deliverables”, revenue from licensing agreements would be recognised based upon the performance requirements of the agreement. Non-refundable fees where the company has an ongoing involvement or performance obligation, would be recorded as deferred revenue in the balance sheet and amortized into license fees in the profit and loss account over the estimated term of the performance obligation.

The company has received £6,197,010 in non-refundable milestone income under license agreements with its licensing partners. Under the terms of the license agreements it is the company’s responsibility to obtain approval of the licensed product and in certain cases to supply the product to the licensee once the product is approved. Under the terms of SABs 101 and 104 and EITF00-21, these milestone fees would be deferred and amortized on a straight-line basis over the estimated life of the patent. This is considered by the company to be the term of the performance obligations under each license agreement.

(b) Accrual for vacation expense

The company does not fully provide for vacation expense. To comply with US GAAP this expense would be fully provided for.

(c) Stock Options

Under UK GAAP, if stock options are granted at their fair value, no charge is made to the profit and loss account. Under US GAAP the Company would apply APB Opinion No. 25, “Accounting for Stock Issued to Employees” to account for its option plans. For both periods presented no compensation charge for stock options has arisen under UK GAAP or would have arisen under US GAAP.

(d) Statement of cash flows

In accordance with UK GAAP, Laxdale Ltd complies with FRS No 1 “Cash Flow Statements” (“FRS 1”). Its objective and principles are similar to those set out in SFAS No 95, “Statement of Cash Flows” (“SFAS No. 95”) under US GAAP. The principal difference between the standards is in respect of classification. Under FRS 1, the company has presented its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity, (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under UK GAAP would be included as operating activities under US GAAP. In addition, under UK GAAP, cash and liquid resources include short-term borrowings repayable on demand. US GAAP requires such movements on such borrowings to be included in financing activities. The company’s current account was in overdraft as at 31 March 2004. This would be included as part of net cash outflows from financing activities, as the overdraft was used to fund the company’s short-term working capital requirements.

The categories of cash flow activity under US GAAP can be summarised as follows:

	2004 £	2003 £
Net cash outflow from operating activities	(1,078,646)	(3,916,009)
Cash outflow on investing activities	—	(19,265)
Cash inflow from financing activities	192,278	—
Movement in cash and cash equivalents	(886,368)	(3,935,274)
Cash and cash equivalents at beginning of year	886,517	4,821,791
Cash and cash equivalents at the end of year	149	886,517

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
INTRODUCTORY NOTE

On October 8, 2004, Amarin Corporation plc (“Amarin”) declared its offer for the shares of Laxdale Limited (now known as Amarin Neuroscience Limited) wholly unconditional and acquired 100% of the outstanding Laxdale shares in a stock acquisition (the “Acquisition”). As consideration for the acquisition of 100% of the outstanding shares of Laxdale, Amarin issued 3.5 million of its ordinary shares valued at approximately $3.8 million. Amarin also incurred an estimated $0.8 million in transaction fees, including legal, due diligence and accounting fees. The transaction has been accounted for as a purchase business combination, and the net preliminary purchase price of approximately $4.6 million has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date.

The following unaudited pro forma combined condensed consolidated financial information gives effect to the acquisition by Amarin of all of the outstanding shares of Laxdale. The unaudited pro forma condensed combined balance sheet is based on the historical balance sheets of Amarin and Laxdale at June 30, 2004 and September 30, 2004 respectively, and has been prepared to reflect the acquisition as if the acquisition of all of the outstanding shares of Laxdale had been consummated on June 30, 2004. The unaudited pro forma condensed combined statements of operations combine the results of operations of Amarin and Laxdale for the year ended December 31, 2003 and March 31, 2004, respectively, and the six months ended June 30, 2004 and September 30, 2004 respectively, as if the acquisition had occurred on January 1, 2003.

The unaudited pro forma condensed combined financial information has been prepared from, and should be read in conjunction with, the respective historical consolidated financial statements of Amarin and Laxdale. Amarin’s historical consolidated financial statements for the year ended and as of December 31, 2003 can be found in Amarin’s Annual Report on Form 20-F/A filed on December 14, 2004 and Amarin’s historical unaudited condensed consolidated financial statements for the six-months ended and as of June 30, 2004 were furnished under cover of a Report on Form 6-K on September 30, 2004. Laxdale’s historical financial statements for the year ended and as of March 31, 2004 are included herein. Laxdale’s unaudited condensed financial statements for the six months ended and as of September 30, 2004 were furnished under cover of a Report on Form 6-K on February 7, 2005.

The historical profit and loss account and balance sheet of Laxdale has been prepared in accordance with UK GAAP. For the purpose of presenting the unaudited pro forma condensed combined financial information, the profit and loss account and balance sheet relating to Laxdale has been adjusted to conform with US GAAP as described in the notes to the unaudited pro forma condensed combined financial information.

The historical financial statements of Laxdale were presented in pounds sterling (£). For the purposes of presenting the unaudited pro forma condensed combined financial information, the adjusted income statements of Laxdale for the year ended March 31, 2004 and six-month period ended September 30, 2004, have been translated into US dollars at the average daily closing rate for the year ended March 31, 2004 and six-months ended September 30, 2004. The adjusted balance sheet of Laxdale at September 30, 2004 has been translated into US dollars at the closing rate on September 30, 2004.

Balance sheet information presented for both Amarin and Laxdale has been updated for material post balance sheet events. These events are separate from the acquisition and are detailed in Table 1 and Table 2 to the unaudited pro forma combined condensed consolidated balance sheet as at 30 June 2004.

The preliminary pro forma acquisition adjustments described in the notes are based on available information and certain assumptions made by Amarin management and may be revised as additional information becomes available. The unaudited pro forma condensed combined financial information is not intended to represent what Amarin’s financial position is or results of operations would have been if the acquisition had occurred on those dates or to project Amarin’s financial position or results of operations for any future period. Since Amarin and Laxdale were not under common control or management for any period presented, the unaudited pro forma condensed combined financial results may not be comparable to, or indicative of, future performance.

PRELIMINARY PURCHASE PRICE

The unaudited pro forma condensed combined consolidated financial information reflect an estimated purchase price of approximately $4.6 million for 100% of the outstanding shares of Laxdale. The fair value of the Amarin ordinary shares issued of $1.08 was based on the closing market price of Amarin ADSs on October 8, 2004, the announcement date of the acquisition. The estimated total purchase price for the acquisition of 100% of the outstanding shares of Laxdale is as follows (in thousands):

$
Fair value of Amarin ordinary shares to be issued	3,780
Estimated direct acquisition costs	813
Total estimated purchase price	4,593

The final purchase price is dependent on the actual number of shares of Amarin common stock issued and actual direct acquisition costs, together with contingent consideration which may become payable, in the future, on the achievement of certain approval milestones. Approval of Laxdale’s key compound (Miraxion, formerly known as LAX-101) in the treatment of Huntington’s disease, for marketing in the US would result in Amarin paying the vendors of Laxdale an additional £7.5 million in cash or shares. Approval for Huntington’s disease by the European Agency for the Evaluation of Medical Products (EMEA) would result in Amarin paying the vendors of Laxdale an additional £7.5 million in cash or shares. The approval of the use of Miraxion in the treatment of depression would result in Amarin paying the vendors of Laxdale an additional £5 million in cash or shares for US approval and £5 million in cash or shares for EMEA approval. Under the purchase method of accounting, the total estimated purchase price is allocated to Laxdale’s net tangible and intangible assets based on their estimated fair value as of the date of completion of the acquisition. Under US GAAP, FAS 141 Business Combinations para 44, a deferred tax liability is recognized on the fair valuation of the intangible assets arising on acquisition. Under UK GAAP a deferred tax liability is not recognized. In the following tables and footnotes details are provided of the fair value exercise performed under UK and US GAAP and the differences pertaining to deferred tax.

Unaudited pro forma combined condensed consolidated income statement — for the combination at 31 December 2003

Unaudited pro forma combined condensed consolidated income statement information is presented for the combination for the year to 31 December 2003. The below table also indicates the reference accounts being year ended 31 December 2003 for Amarin and year ended 31 March 2004 for Laxdale.

Laxdale’s financial statements are prepared in sterling and have been converted into US dollars, for the purposes of this Unaudited pro forma combined condensed consolidated information, using the average exchange rate for the year ended 31 March 2004.

Unaudited pro forma combined condensed consolidated income statement — for the combination at 31 December 2003

	31 December 2003 Amarin UK GAAP $’000	31 March 2004 Laxdale UK GAAP $’000	Adjustments on combination UK GAAP $’000	Combined UK GAAP $’000	Amarin Adjustments between UK and US GAAP $’000	Laxdale Adjustments between UK and US GAAP $’000	Combination Adjustments between UK and US GAAP $’000	Combined US GAAP $’000
	Note 1	Note 2	Note 3	Note 4	Note 5	Note 6	Note 7	Note 8
Reference financial statements
Turnover	107	3,054	—	3,161	348	(2,477)	—	1,032
Cost of sales	—	—	—	—	—	—	—	—
Gross profit/(loss)	107	3,054	—	3,161	348	(2,477)	—	1,032
Operating expenses/(income)	(6,200)	(6,159)	(108)	(12,467)	526	(7)	108	(11,840)
Operating (loss)/profit	(6,093)	(3,105)	(108)	(9,306)	874	(2,484)	108	(10,808)
Interest receivable	65	2	—	85	9	—	—	94
Interest payable	(900)	(1)	—	(901)	—	—	—	(901
(Loss)/profit on ordinary activities before tax	(6,928)	(3,086)	(108)	(10,122)	883	(2,484)	108	(11,615)
Tax	7,320	399	—	7,719	—	—	—	7,719
(Loss)/profit for the year transferred to reserves	392	(2,687)	(108)	(2,403)	883	(2,484)	108	(3,896)
Earnings/(loss) per share — basic	0.02	(0.67)	(0.1)			(0.18)
Earnings/(loss) per share — diluted	0.02	(0.67)	(0.11)			(0.18)
Number of shares (‘000)	17,940	4,000	21,440			21,440

(Loss)/earnings per share has been calculated as the loss for the year divided by the number of shares in issue. Options granted were priced out of the money and therefore caused no dilution to earnings per share. The number of shares on combination represents Amarin’s number of shares of 17,940,000 at 30 June 2004 plus the 3,500,000 issued on acquisition to the vendors of Laxdale.
Notes to unaudited pro forma combined condensed consolidated income statement for the year ended 31 December 2003

1. This column represents the income statement from continuing activities as extracted from Amarin’s UK GAAP financial statements for the year ended 31 December 2003.

2. This column represents the income statement from continuing activities as extracted from Laxdale’s UK GAAP financial statements for the year ended 31 March 2004. Laxdale’s financial statements are denominated in pounds sterling and this unaudited pro forma combined condensed consolidated US dollar financial information has been prepared using the average rate for the year ended 31 March 2004 for the income statement and the rate as at 31 March 2004 for the balance sheet.

3. Adjustments on combination represents amortisation of intangible product rights, arising on the acquisition of Laxdale. Under UK GAAP (FRS 7 para 1 and 2), assets and liabilities are required to be fair valued if they are separately identifiable, meaning disposable without disposal of the entity as a whole. FRS 10 adds to the separability concept by stating that intangible assets should be recognised if they are controllable (eg via custody or legal rights) and measurable (meaning valued according to a readily ascertainable market value or as in this case via a valuation model). Accordingly, a fair value exercise was undertaken and a valuation has been assigned to the intangible asset acquired. Additionally, FRS 10 indicates that the value of the intangible that is recognised on acquisition is limited to ensure that negative goodwill does not arise. Amortisation is charged for over the average patent life of the underlying product rights, of 15.5 years. The specific derivation of the intangible assets carrying value can be found in Table 3 to the 30 June 2004 combined condensed consolidated balance sheet, which gives a value of $6,858,000. Annual amortisation charge over the 15.5 years useful economic life is $442,000.

Amortization charged for the intangible fixed asset purchased in November 2000 for the 12 month period to 31 December 2003 was $576,000. The useful economic life of this asset has been revised to amortize the net book value of $3,755,000 over 15.5 years giving an annual amortization charge of $242,000. The adjustment, of $108,000, represents the total annual intangible amortization charge of $684,000 (being the sum of $442,000 and $242,000) less $576,000 already recognised.

4. This column shows the result of combining the effects of notes 1-3 above and forms the unaudited pro forma combined condensed consolidated income statement for the acquisition of Laxdale by Amarin under UK GAAP.

5. Adjustments represent differences between UK and US GAAP for Amarin, for the year ended 31 December 2003, as extracted from Amarin’s 20-F for 2003. The following analyses each of the adjustments; all amounts are in $’000 as per the table above —

Turnover — $348

Under UK GAAP revenue is recognised on dispatch of goods. Under US GAAP revenue is recognised on delivery to the customer, when title is deemed to pass. Normally, there is an insignificant timing difference between dispatch and delivery to the customer and hence no adjustment is recorded. However, during the last week of December 2002, such a delay occurred and accordingly an adjustment of $348,000 was made in 2002 to reflect the profit element of sales ($736,000) recognised under UK GAAP but deferred under US GAAP. The associated adjustment to cost of sales would be $388,000. During 2003, there were no such cut-off differences. The 2003 adjustment reflects the reversal of the 2002 adjustment.

Operating (expenses)/income — $526

Adjustments to operating expenses comprise of the following, which are explained further below —

Adjustment for stock-based compensation and National Insurance	$(50)
Adjustment for treatment of intangible fixed asset	$576
$526

Adjustment for stock-based compensation and National Insurance

Under UK GAAP the Company has recorded a provision for $nil (31 December 2002: $50,000) relating to National Insurance (“NI”) amounts payable on stock option gains at the time of grant. Under UK GAAP NI contributions are accrued over the vesting period of the underlying option. Under US GAAP payroll taxes on stock options are accrued when the liability is incurred. The 2003 adjustment reflects the release of the 2002 provision.

Adjustment for treatment of intangible fixed asset

Under UK GAAP acquired pharmaceutical products which are in the clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit. Under US GAAP specific guidance relating to acquired pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained certain regulatory milestones.The 2003 adjustment reflects the reversal of amortisation charged under UK GAAP.

Interest receivable $9

Adjustment for gain/(loss) on securities held for trading	$9

Under UK GAAP investments (including listed investments) held on current and long-term basis are stated at the lower of cost or estimated fair value, less any permanent diminution in value. Under US GAAP the carrying value of our marketable equity securities is adjusted to reflect unrealized gains and losses resulting from movements in the prevailing market value. The 2003 adjustment reflects the change in value, under US GAAP, between 31 December 2002 and 31 December 2003.
6. Adjustments represent US GAAP reconciling differences for Laxdale for the year ended 31 March 2003. The following analyses each of the adjustments, all amounts are in $’000 as per the table above —

Turnover — $(2,477)

Under UK GAAP, non-refundable licensing revenue in the form of milestone payments is recognised upon transfer or licensing of intellectual property rights. Where licensing agreements stipulate payment on a milestone basis, revenue is recognised upon achievement of those milestones. Revenues are stated net of value added tax and similar taxes. No revenue is recognised for consideration, the receipt of which is dependent on future events, future performance or refund obligations.

Under US GAAP and in accordance with Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements”, as updated by Staff Accounting Bulletin 104 “Revenue Recognition” and Emerging Issues Task Force or EITF00-21 “Revenue Arrangements with Multiple Deliverables”, revenue from licensing agreements would be recognised based upon the performance requirements of the agreement. Non-refundable fees where the company has an ongoing involvement or performance obligation, would be recorded as deferred revenue in the balance sheet and amortized into license fees in the profit and loss account over the estimated term of the performance obligation. The effect of these adjustments is to reduce turnover by $2,477,000 in the year ended 31 March 2004. The company has received £6,197,010 in non-refundable milestone income under license agreements with its licensing partners. Under the terms of the license agreements it is the company’s responsibility to obtain approval of the licensed product and in certain cases to supply the product to the licensee once the product is approved. Under the terms of SABs 101 and 104 and EITF00-21, these milestone fees would be deferred and amortized on a straight-line basis over the estimated life of the patent. This is considered by the company to be the term of the performance obligations under each license agreement.

Operating expenses — $(7)

The company does not fully provide for vacation expense. To comply with US GAAP this expense would be fully provided for.

7. This represents the removal, under US GAAP, of amortisation as charged under UK GAAP. As described in Note 3 above under UK GAAP capitalisation and amortisation arise on costs associated with the development of products. Under US GAAP, such costs are expensed as incurred.

8. This represents the Unaudited pro forma combined condensed consolidated income statement for Amarin’s acquisition of Laxdale and reflects those items disclosed in notes 1 to 7.

Unaudited pro forma combined condensed consolidated income statement and balance sheet for the combination at 30 June 2004

Unaudited pro forma combined condensed consolidated income statement information is presented for the combination for the six months ended 30 June 2004. The table below also indicates the reference accounts, being the six months ended 30 June 2004 for Amarin and six months ended 30 September 2004 for Laxdale.

Laxdale’s financial statements are prepared from unaudited condensed financial statements (furnished under cover of a Report on Form 6-K on 7 February 2005). These were prepared in sterling and have been converted into US dollars using the average exchange rate for the six months ended 30 September 2004 for the income statement and the rate as at 30 September 2004 for the balance sheet.

Unaudited pro forma combined condensed consolidated income statement — for the combination for the 6 months ended 30 June 2004

	30 June 2004 Amarin UK GAAP $’000	3 September 2004 Laxdale UK GAAP $’000	Adjustment on combination $’000	Combined UK GAAP $’000	Amarin Adjustments between UK and US GAAP $’000	Laxdale Adjustments between UK and US GAAP ’000	Combination Adjustments between UK and US GAAP $’000	Combined US GAAP $’000
	Note 1	Note 2	Note 3	Note 4	Note 5	Note 6	Note 7	Note 8
Reference financial statements 6 months ended
Turnover	—	—	—	—	—	307	—	307
Cost of sales	—	—	—	—	—	—	—	—
Gross profit	—	—	—	—	—	307	—	307
Operating (expenses)/income	(3,250)	(2,279)	(54)	(5,583)	394	18	54	(5,117)
Operating (loss)/profit	(3,250)	(2,279)	(54)	(5,583)	394	325	54	(4,810)
Interest receivable	39	—	—	39	(2)	—	—	37
Interest payable	(136)	(48)	—	(184)	(25)	—	—	(209)
(Loss)/profit on ordinary activities before tax	(3,347)	(2,327)	(54)	(5,728))	367	325	54	(4,982)
Tax	(7,500)	178	—	(7,322)	—	—	—	(7,322)
(Loss)/profit for the year transferred to reserves	(10,847)	(2,149)	(54)	(13,050)	367	325	54	(12,304)
(Loss)/earnings per share — basic	(0.60)	(0.54)		(0.61)				(0.57)
(Loss)/earnings per share — diluted	(0.60)	(0.54)		(0.61)				(0.57)
Number of shares (‘000)	17,940	4,000		21,440				21,440

(Loss)/earnings per share has been calculated as the loss for the year divided by the number of shares in issue. No dilution arose due to option grant prices being below market price. The number of shares on combination represents Amarin’s number of shares at 30 June 2004 of 17,940,000 plus the 3,500,000 issued on acquisition to the vendors of Laxdale.

Notes to unaudited pro forma combined condensed consolidated income statement for the 6 months ended 30 June 2004

1. This column represents the income statement from continuing activities as extracted from Amarin’s UK GAAP interim financial statements for the 6 months ended 30 June 2004.

2. This column represents the income statement from continuing activities as extracted from Laxdale’s UK GAAP financial statements for the 6 months ended 30 September 2004.

3. Adjustments on combination represents amortisation of intangible product rights, arising on the acquisition of Laxdale. Under UK GAAP (FRS 7 para 1 and 2), assets and liabilities are required to be fair valued if they are separately identifiable, meaning disposable without disposal of the entity as a whole. FRS 10 adds to the separability concept by stating that intangible assets should be recognised if they are controllable (eg via custody or legal rights) and measurable (meaning valued according to a readily ascertainable market value or as in this case via a valuation model). Accordingly, a fair value exercise was undertaken and a valuation has been assigned to the intangible asset acquired. Additionally, FRS 10 indicates that the value of the intangible that is recongised on acquisition is limited to ensure that negative goodwill does not arise.

The amortization charge adjustment for the 6 month period, to amortize both the newly acquired intangible and November 2000 intangible is $54,000. See note 3 to the unaudited pro forma condensed consolidated income statement for the combination at 31 December 2003.

4. This column shows the result of combining the effects of notes 1-3 above and forms the Unaudited pro forma combined condensed consolidated combined income statement for the acquisition of Laxdale by Amarin under UK GAAP.

5. Adjustments represent US GAAP reconciling differences for Amarin for the 6 months ended 30 June 2004. The following analyses each of the adjustments, all amounts are in $’000 as per the table above —

Operating expenses — $394

Adjustments to operating expenses comprise of the following, which are explained further below —

Adjustment for treatment of intangible fixed	$394

Under UK GAAP the value of acquired rights to pharmaceutical products which are in the clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit. Under US GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained certain regulatory milestones. The adjustment reflects the reversal of amortisation charged under UK GAAP.
Interest receivable/(payable) $(2)

Adjustment for gain/(loss) on securities held for trading	$(2)

Under UK GAAP investments (including listed investments) held on current and long-term basis are stated at the lower of cost or estimated fair value, less any permanent diminution in value. Under US GAAP the carrying value of marketable equity securities is adjusted to reflect unrealized gains and losses resulting from movements in the prevailing market value. The 2004 adjustment reflects the change in value, under US GAAP, between 31 December 2003 and 30 June 2004.

Interest payable — $(25)

Adjustments to operating expenses comprise of the following, which are explained further below —

Amortisation of discount on loan note	$(25)

Under US GAAP the loan note and the warrants issued to Elan (a related party) have been accounted for under APB 14, so that the proceeds of the loan note have been allocated between the debt and the warrants based on their relative fair values. The debt is being accreted up to its face value over the term of the loan note, with a corresponding charge to interest expense. The 2004 charge is $25,000. The fair value of the warrants is being retained in additional paid in capital until such times as they are exercised, lapse, or are otherwise dealt with. Under UK GAAP the warrants are regarded as not having affected the finance cost of the loan note.

6. Adjustments represent US GAAP reconciling differences for Laxdale for the year ended 31 March 2003. The following analyses each of the adjustments, all amounts are in $’000 as per the table above —

Turnover — $307

Under UK GAAP, non-refundable licensing revenue in the form of milestone payments is recognised upon transfer or licensing of intellectual property rights. Where licensing agreements stipulate payment on a milestone basis, revenue is recognised upon achievement of those milestones. Revenues are stated net of value added tax and similar taxes. No revenue is recognised for consideration, the receipt of which is dependent on future events, future performance or refund obligations.

Under US GAAP and in accordance with Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements”, as updated by Staff Accounting Bulletin 104 “Revenue Recognition” and Emerging Issues Task Force or EITF00-21 “Revenue Arrangements with Multiple Deliverables”, revenue from licensing agreements would be recognised based upon the performance requirements of the agreement. Non-refundable fees where the company has an ongoing involvement or performance obligation, would be recorded as deferred revenue in the balance sheet and amortized into license fees in the profit and loss account over the estimated term of the performance obligation. The effect of these adjustments is to increase turnover by $307,000 in the 6 months ended 30 September 2004.

The company received non-refundable milestone income under license agreements with its licensing partners. Under the terms of the license agreements it is the company’s responsibility to obtain approval of the licensed product and in certain cases to supply the product to the licensee once the product is approved. Under the terms of SABs 101 and 104 and EITF00-21, these milestone fees would be deferred and amortized on a straight-line basis over the estimated life of the patent. This is considered by the company to be the term of the performance obligations under each license agreement.

Operating expenses — $18

Under UK GAAP Laxdale does not fully provide for vacation expense. To comply with US GAAP this expense would be fully provided for. The adjustment in the 6 months ended 30 September 2004 represents the release of the provision for vacation expense.

7. This represents the removal, under US GAAP, of amortisation as charged under UK GAAP. As described in Note 3 above under UK GAAP capitalisation and amortisation arise on costs associated with the acquisition of products in clinical development. Under US GAAP, such costs are expensed.

8. This represents the unaudited pro forma combined condensed consolidated income statement for Amarin’s acquisition of Laxdale under US GAAP and reflects those items disclosed in notes 1 to 7.

Unaudited pro forma combined condensed consolidated balance sheet as at 30 June 2004

Below are several tables (Tables 1-4) showing the various steps in order to arrive at the unaudited pro forma combined condensed consolidated combined balance sheet under US GAAP, as shown in the final column of Table 4.

Table 1 — Amarin at 30 June 2004, as adjusted for material post balance sheet events (“pbse”)

		Valcant	Private placement	Debt/Equity conversion
		Amarin material post balance sheet events			Amarin as adjusted for pbse UK GAAP $’000
	30 June 2004 Amarin UK GAAP $’000	UK GAAP $’000	UK GAAP $’000	UK GAAP $’000
	Note 1	Note 1a	Note 1b	Note 1c	Note 2
Unaudited pro forma combined condensed consolidated Balance sheet
Intangible fixed assets	3,755	—	—	—	3,755
Tangible fixed assets	261	—	—	—	261
Fixed assets	4,016	—	—	—	4,016
Debtors	913	2,000	—	—	2,913
Investments	—	—	—	—	—
Cash at bank and in hand	7,211	—	12,775	—	19,986
Current assets	8,124	2,000	12,775	—	22,899
Creditors: Amounts due within one year	(2,899)	(1,000)	—	—	(3,899)
Net current assets/(liabilities)	5,225	1,000	12,775	—	19,000
Total assets less current liabilities	9,241	1,000	12,775	—	23,016
Creditors: Amounts due outside one year	(5,000)	—	—	3,000	(2,000)
Net assets/(liabilities)	4,241	1,000	12,775	3,000	21,016
Capital and Reserves
Called up share capital	1,454	—	1,199	242	2,895
Treasury shares	—	—	—	—	—
Capital redemption reserve	27,634	—	—	—	27,634
Share premium account	70,223	—	11,576	2,758	84,557
Profit and loss reserves/(deficit)	(95,070)	1,000	—	—	(94,070)
Equity shareholders’ funds	4,241	1,000	12,775	3,000	21,016

Notes to unaudited pro forma combined condensed consolidated balance sheet as adjusted for post balance sheet events

1. This column represents the balance sheet as extracted from Amarin’s UK GAAP interim financial statements as at 30 June 2004. Amarin’s balance sheet at 30 June 2004 has been adjusted for the following material post balance events which occurred between the deemed reference date for Amarin, of 30 June 2004 and the consummation of the acquisition of Laxdale on 8 October 2004, these are explained more fully in the “Recent developments’ section of this filing.

a. Valeant settlement — 29 September 2004 a dispute was settled with Valeant Pharmaceuticals Inc following the sale of Amarin’s US operations and certain product rights and product lines. This resulted in a receivable of $2m from Valeant and a payable to Elan of $1m.

b. Private placement — 7 October 2004 Amarin raised $12.775m via a private placement of shares to existing shareholders, new shareholders and management.

c. Debt/equity conversion — 7 October 2004 The non-executive chairman, Mr Thomas Lynch, purchased the shares, loan notes and warrants held by Elan. Following this purchase, Mr Lynch converted $3m of the $5m loan note into equity shares.

2. The resulting balance sheet for Amarin, as adjusted for material post balance sheet events form the starting for the unaudited pro forma combined condensed consolidated balance sheet, in Table 3.

Table 2 — Laxdale at 30 September 2004, as adjusted for material post balance sheet events (“pbse”)

	Scarista payment
	30-Sep-04		Laxdale as adjusted for pbse UK GAAP $’000
Unaudited pro forma combined condensed consolidated balance sheet	Laxdale UK GAAP $’000	Laxdale pbse UK GAAP $’000
	Note 3	Note 4	Note 5c
Intangible fixed assets	—	—	—
Tangible fixed assets	221	—	221
Fixed assets	221	—	221
Debtors	1,056	—	1,056
Investments	284	—	284
Cash at bank and in hand	1	(890)	(889)
Current assets/(liabilities)	1,341	(890)	451
Creditors: Amounts due within one year	(3,677)	—	(3,677)
Net current assets/(liabilities)	(2,336)	(890)	(3,226)
Total assets less current liabilities	(2,115)	(890)	(3,005)
Creditors: Amounts due outside one year	—	—	—
Net assets/(liabilities)	(2,115)	(890)	(3,005)
Capital and Reserves
Called up share capital	7,189	—	7,189
Treasury shares	—	—	—
Capital redemption reserve	—	—	—
Share premium account	8,987	—	8,987
Profit and loss reserves/(deficit)	(18,291)	(890)	(19,181)
Equity shareholders’ funds	(2,115)	(890)	(3,005

Notes to unaudited pro forma combined condensed consolidated balance sheet as adjusted for post balance sheet events

3. Laxdale’s balance sheet at 30 September 2004, as extracted from unaudited condensed financial statements (furnished under cover of a Report on Form 6-K on 7 February 2005), has been adjusted for the following material post balance events which occurred between the deemed reference date for Laxdale, of 30 September 2004 and the consummation of the acquisition of Laxdale on 8 October 2004.

4. On 8 October 2004 and coinciding with the acquisition, Laxdale paid Scarista Limited, a fee of £500,000 ($890,000) to reduce a potential future royalty on Miraxion from 15% to 5%. Prior to Amarin acquiring Laxdale, Scarista Limited was a company related to Laxdale via common ownership, see note 20 of Laxdale’s financial statements preceding this section of unaudited pro forma combined condensed consolidated disclosure. This adjustment is not recorded within the income statement as it is a non-

recurring charge that will be included in the income statement of the registrant within the 12 months following the acquisition.

5. The resulting balance sheet for Laxdale, as adjusted for material post balance sheet events forms the starting for the combined unaudited pro forma combined condensed consolidated balance sheet in Table 3.

Table 3 — Unaudited pro forma combined condensed consolidated balance sheet at 30 June 2004 (UK GAAP)

	Amarin as adjusted for pbse UK GAAP $’000	Laxdale as adjusted for pbse UK GAAP $’000
			Non coterminous adjustment $’000	Adjustments on combination $’000	Adjustments on combination $’000	Adjustments on combination $’000	Adjustments on combination $’000	Combined UK GAAP $’000
	Table 1, Note 2	Table 2, Note 5	Note 6	Note 7	Note 8	Note 9	Note 10	Note 11
Intangible fixed assets	3,755	—	—	6,858	—	—	—	10,613
Tangible fixed assets	261	221	—	(3)	—	—	—	479
Fixed assets	4,016	221	—	6,855	—	—	—	11,092
Debtors	2,913	1,056	1,305	—	—	(1,844)	—	3,430
Investments	—	284	—	(67)	—	—	(217)	—
Cash at bank and in hand	19,986	(889)	(1,305)	—	—	—	—	17,792
Current assets	22,899	451	—	(67)	—	(1,844)	(217)	21,222
Creditors: Amounts due within one year	(3,899)	(3,677)	—	(893)	—	1,844	—	(6,625)
Net current assets/(liabilities)	19,000	(3,226)	—	(960)	—	—	(217)	14,597
Total assets less current liabilities	23,016	(3,005)	—	5,895	—	—	(217)	25,689
Creditors: Amounts due outside one year	(2,000)	—	—	—	—	—	—	(2,000)
Net assets/(liabilities)	21,016)	(3,005)	—	5,895	—	—	(217)	23,689
Capital and Reserves
Called up share capital	2,895		—	311	(7,189)	—	—	3,206
Treasury shares	—		—	—	—	—	(217)	(217)
Capital redemption reserve	27,634		—	—	—	—	—	27,634
Share premium account	84,557		—	3,469	(8,987)	—	—	88,026
Profit and loss reserves/(deficit)	(94,070)		—	—	18,291	—	—	(94,960)
Equity shareholders’ funds	21,016	(3,005)	—	3,780	2,115	—	(217)	23,689

Notes to Unaudited pro forma combined condensed consolidated UK GAAP balance sheet at 30 June 2004

The Amarin and Laxdale balance sheet dates at the reference dates of 30 June 2004 and 30 September 2004, respectively as adjusted for material post balance sheet date adjustments, per Table 1, Note 1 and Table 2, Note 4 respectively, are further adjusted by the following UK GAAP adjustments, as described by the following notes —

6. The reference date for Amarin is 30 June 2004, while for Laxdale it is 30 September. Amarin funded Laxdale’s working capital during this period and this adjustment reflects the non-coterminus nature of these reference dates and the amount of additional funding provided by Amarin to fund Laxdale’s operations.

7. This adjustment reflects the purchase of the intangible asset, tangible fixed assets and working capital items as financed by shares issued at a premium. The following analyses the fair value accounting under UK GAAP (FRS 6, FRS 7, FRS 10).

	October 8, 2004 Laxdale $’000	Fair value adjustment $’000	UK GAAP Acquisition Accounting $’000
Intangible fixed assets	—	6,858		6,858
Tangible fixed assets	218	—		218
Investments	282	(65)		217
Net current liabilities	(2,700)	—		(2,700)
Net liabilities acquired	(2,200)	6,793		4,593
Consideration	No. of Shares (‘000)		$
— shares issued at fair value (market value)	3,500	1.08		3,780
— Other costs of acquisition				813
Goodwill				—

Fair value adjustments have been considered for all assets/liabilities present on Laxdale’s balance sheet at the date of acquisition (8 October 2004). For asset classes other than intangible fixed assets and investments, no fair value adjustment has been proposed due to materiality and specifically, the ongoing use of certain items such as tangible fixed assets and the proximity to settlement for the other current assets and liabilities. Other pre-acquisition additional liabilities have been considered but none have been noted as they do not meet the FRS 7 definitions in that there were no demonstrable commitments that would happen irrespective of the acquisition being consummated or not. As the acquisition accounting was performed as at 8 October 2004 whereas the rest of the pro-formas have been prepared as at 30 September 2004, minor differences arise due to the actual exchange rates at 8 October 2004 being applied to assets and liabilities acquired, as opposed to the rates at 30 September 2004.

The most significant fair value adjustment is the recognition of the intangible, representing intellectual property rights. Per FRS 7, (para 1 and 2), the recognition criteria for intangible assets of separability (can be disposed of separately from the company as a whole) and control (either via custody or legal/contractual rights) are met, as is the FRS 5 definition of an asset, being the right to future exconomic benefits. Per FRS 10, reliable measurement of the intangible is achieved by discounted cashflow analysis resulting in a valuation which is capped by FRS 10 para 10 such that negative goodwill does not arise. This gives rise to the recognition of an intangible asset, representing intellectual property rights of $6,858,000.

Laxdale has a shareholding in Amarin (see note 10). The fair value adjustment to investments, of $65,000, writes down the value of these shares from that held within Laxdale’s financial statements to the fair value at 8 October 2004. This value was $1.08 per share.

The increase in creditors of $893,000 reflects the costs of the transaction together with a $80,000 adjustment reflecting the working capital movement for Laxdale for the 8 days of October 2004.

The movement on share capital represents the nominal value of the shares issued, being 3,500,000 shares of £0.05 each (or approximately $0.09, at the acquisition date) giving $311,000. The movement on share premium represents the difference between the market value and the nominal value, being $1.08 less $0.09 ($0.99), of the shares issued. So $0.99 multiplied by 3,500,000 gives $3,469,000 of share premium.

8. This shows the removal of Laxdale’s pre-acquisition capital and reserves.

9. This reflects the removal of loan balances between Amarin and Laxdale which eliminate on consolidation.

10. Laxdale has a shareholding in Amarin dating back to November 2000. Under UITF37 these shares are classed as “treasury shares” and this adjustment reflects the reclassification of these shares from investments, as recorded in Laxdale’s single entity financial statements to treasury shares within the combined balance sheet.

11. This represents the unaudited pro forma combined condensed consolidated balance sheet for Amarin’s acquisition of Laxdale under UK GAAP and this forms the starting point for the following table of adjustments which shows the further adjustments required to arrive at the combined US GAAP balance. See Table 4, below.

Table 4 — Unaudited pro forma combined condensed consolidated balance sheet at 30 June 2004 (US GAAP)

	Combined UK GAAP $’000	Combination Adjustments between UK and US GAAP $’000	Combination Adjustments between UK and US GAAP $’000	Combination Adjustments between UK and US GAAP $’000	Combination Adjustments between UK and US GAAP $’000	Amarin Adjustments between UK and US GAAP $’000	Amarin Adjustments between UK and US GAAP $’000	Amarin Adjustments between UK and US GAAP $’000	Combined US GAAP $’000
	Table 3, Note 11	Table 2, Note 12	Note 13	Note 14	Note 15	Note 9	Note 10	Note 11	Note 19
Unaudited pro forma combined condensed consolidated Balance sheet
Goodwill/negative goodwill	—	(41,354)	41,354	—	—	—	—	—	—
Intangible fixed assets	10,613	41,377	(41,168)	(7,067)	—	(3,755)	—	—	—
Tangible fixed assets	479	—	(186)	—	—	—	—	—	293
Fixed assets	11,092	23	—	(7,067)	—	(3,755)	—	—	293
Debtors	3,430	—	—	—	—	—	—	—	3,430
Investments	—	—	—	—	—	14	—	—	14
Cash at bank and in hand	17,792	—	—	—	—	—	—	—	17,792
Current assets	21,222	—	—	—	—	14	—	—	21,236
Creditors: Amounts due within one year	(6,625)	(23)	—	—	—	(71)	—	—	(6,719)
Net current assets/(liabilities)	14,597	(23)	—	—	—	(57)	—	—	14,517
Total assets less current liabilities	25,689	—	—	(7,067)	—	(3,812)	—	—	14,810
Deferred tax liability	—	—	(3,029)	—	3,029	—	—	—	—
Creditors: Amounts due outside one year	(2,000)	—	—	—	—	432	(432)	389	(1,611)
Net assets/(liabilities)	23,689	—	(3,029)	(7,067)	3,029	(3,380)	(432)	389	13,199
Capital and Reserves
Called up share capital	3,206	—	—	—	—	—	—	—	3,206
Treasury shares	(217)	—	—	—	—	—	—	—	(217)
Capital redemption reserve	27,634	—	—	—	—	—	—	—	27,634
Share premium account	88,026	—	—	—	—	457	(457)	389	88,415
Profit and loss reserves	(94,960)	—	(3,029)	(7,067)	3,029	(3,837)	25	—	(105,839)
Equity shareholders’ funds	23,689	—	(3,029)	(7,067)	3,029	(3,380)	(432)	389	13,199

Notes to Unaudited pro forma combined condensed consolidated US GAAP balance sheet at 30 June 2004

The above takes the combined UK GAAP balance sheet and makes the following adjustments in arriving at the US GAAP combined balance sheet, as shown by the following notes —

12. This shows the negative goodwill arising on the acquisition due to the fair value of the separate net assets exceeding the fair value of the consideration. The additional value assigned under US GAAP to the intangible asset is shown (representing the difference between the value under UK GAAP and US GAAP) together with the impact of Laxdale’s US GAAP revenue recognition difference under SAB104 leading to the deferral of revenue. Below is the US GAAP fair value accounting in accordance with FAS 141 — Business Combinations.

	October 8, 2004 Laxdale $’000	Fair value Adjustment $’000	US GAAP Acquisition ccounting $’000	UK GAAP Acquisition Accounting $’000	Difference between US and UK GAAP $’000
Intangible fixed assets	—	48,235	48,235	6,858		41,377
Tangible fixed assets	218	—	218	218		—
Investments	282	(65)	217	217		—
Net current liabilities	(2,700)	—	(2,700)	(2,700)		—
US GAAP differences — see below	(4,280)	4,257	(23)	—		(23)
Net liabilities acquired	(6,480))	52,427	45,947	4,593		41,354
No. of Shares (‘000)					$
— shares issued at fair value (market value)	3,500	1.08	3,780	3,780
— Other costs of acquisition			813	813
Negative goodwill			(41,354)	—

Investments have been reclassified from net current liabilities for the table above.

Laxdale’s US GAAP differences are in respect of the following —

Under UK GAAP, non-refundable licensing revenue in the form of milestone payments is recognised upon transfer or licensing of intellectual property rights. Where licensing agreements stipulate payment on a milestone basis, revenue is recognised upon achievement of those milestones. Revenues are stated net of value added tax and similar taxes. No revenue is recognised for consideration, the receipt of which is dependent on future events, future performance or refund obligations.

Under US GAAP and in accordance with Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements”, as updated by Staff Accounting Bulletin 104 “Revenue Recognition” and Emerging Issues Task Force or EITF00-21 “Revenue Arrangements with Multiple Deliverables”, revenue from licensing agreements would be recognised based upon the performance requirements of the agreement. Non-refundable fees where the company has an ongoing involvement or performance obligation, would be recorded as deferred revenue in the balance sheet and amortized into license fees in the profit and loss account over the estimated term of the performance obligation. The effect of these adjustments is to increase turnover by $307,000 in the 6 months ended 30 September 2004. As at 30 September 2004, Laxdale held a total of $4,257,000 of deferred revenue on its balance sheet under US GAAP, analysed as $608,000 due to be released to income within one year and $3,649,000 representing the fair value of the deferred revenue for phased release after more than one year. Under

EITF01-03, the future milestone fees associated with future performance obligations of existing license agreements are at market rates relative to the future work being performed. Therefore, the deferred revenue is written off as part of the purchase price allocation and has been shown within the fair value adjustments above.

The company received non-refundable milestone income under license agreements with its licensing partners. Under the terms of the license agreements it is the company’s responsibility to obtain approval of the licensed product and in certain cases to supply the product to the licensee once the product is approved. Under the terms of SABs 101 and 104 and EITF00-21, these milestone fees would be deferred and amortized on a straight-line basis over the estimated life of the patent. This is considered by the company to be the term of the performance obligations under each license agreement. Under UK GAAP Laxdale does not fully provide for vacation expense. To comply with US GAAP this expense would be fully provided for. At 30 September the vacation provision was $23,000.

13. Under US GAAP, FAS 141 para 44, negative goodwill must be applied on a pro-rata basis to certain non-current assets (excluding investments), this is shown in below table. The majority of the negative goodwill is applied against the intangible asset. Additionally, per FAS 141 para 38, and FAS 109 para 30, Accounting for Income Taxes, business combinations are required to account for deferred tax assets and liabilities arising on the difference between book value and fair value. The intangible fixed asset arising on consolidation gives rise to a deferred tax liability, as shown below.

	October 8, 2004 Laxdale $’000	Fair value Adjustment $’000	US GAAP Acquisition Accounting $’000	Pro-rata negative goodwill application $’000	Remaining after pro-rata negative goodwill application ’000	Deferred tax iability $’000	After pro-rata of negative goodwill and deferred tax liability $’000
Intangible fixed assets	—	48,235	48,235	(41,168)	7,067	—		7,067
Deferred tax liability	—	—	—	—	—	(3,029)		(3,029)
Tangible fixed assets	218	—	218	(186)	32	—		32
Investments	282	(65)	217		217	—		217
Net current liabilities	(2,700)	—	(2,700)		(2,700)	—		(2,700)
US GAAP differences — see below	(4,280)	4,257	(23)		(23)	—		(23)
Net liabilities)acquired	(6,480)	52,427	45,947		4,593	(3,029)		1,564
No. of shares (‘000)							$
— shares issued at fair value (market value)	3,500	1.08	3,780
— Other costs of acquisition			813
Negative goodwill			(41,354)	(41,354)

14. This shows the write-off, in accordance with US GAAP, of the remaining intangible asset that was created by the acquisition, as shown in the above table to Note 13, of $7,067,000. This write-off is not recorded as an adjustment in the income statement as it is a non-recurring charge attributable to the acquisition of Laxdale that will be included in the income statement of the registrant within the 12 months following the acquisition. Also shown is the write-off of the remaining deferred tax liability, arising from the recognition of the intangible asset on acquisition, remaining after the pro rata of negative goodwill.

15. This shows the write-off, in accordance with US GAAP, of the related deferred tax liability following the write-off of the intangible asset (Note 14) that was created by the acquisition, as shown in the table above (Note 13).
16. The final adjustment shows all the US GAAP adjustments associated with Amarin as reflected in its interim financial statements for the six months ended 30 June 2004.

Below are the details regarding Amarin’s US GAAP adjustments

		$’000
Intangible fixed assets	Adjustment for treatment of intangible fixed asset	(3,755)
Investments	Adjustment for gain on securities held for trading	14

Creditors: Amounts due within one year	Adjustment for revenue recognition	(617)
	Adjustment for preferred dividend	546
		(71)
Creditors: Amounts due outside one year	Unamortized discount on loan note	432

Adjustment for treatment of intangible fixed asset

Under UK GAAP the value of acquired rights to pharmaceutical products which are in the clinical trials phase of development can be capitalised and amortized where there is a sufficient likelihood of future economic benefit. Under US GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained certain regulatory milestones.

Under UK GAAP the Company has capitalised $3,755,000 at June 30, 2004 relating to Miraxion (formerly known as Lax-101). This is expensed under US GAAP.

Adjustment for gain on securities held for trading

Under UK GAAP investments (including listed investments) held on current and long-term basis are stated at the lower of cost or estimated fair value, less any permanent diminution in value. Under US GAAP the carrying value of our marketable equity securities is adjusted to reflect unrealized gains and losses resulting from movements in the prevailing market value. The market value of the securities at 30 June 2004 was $14,000, this had not been recogonised under UK GAAP.

Adjustment for revenue recognition

Under UK GAAP milestone payments have been recognized when achieved. Under US GAAP, the Company’s adoption of SAB 101 (which has now been updated by SAB 104) resulted in a $617,000 cumulative adjustment in respect of its accounting for certain up-front payments and refundable milestone payments. No deferred revenue was released to income in the 6 month period to 30 June 2004.

Adjustment for preferred dividend

Under UK GAAP cumulative preferred dividends are accrued whether paid or not. Under US GAAP, preferred dividends are not accounted for until declared. The Company’s issued preference shares have now been converted into ordinary shares.

Unamortized discount on loan note

Under US GAAP the loan note and the warrants issued to Elan (see note 6) have been accounted for under APB 14, so that the proceeds of the loan note have been allocated between the debt and the warrants based on their relative fair values. The debt is being accreted up to its face value over the term of the loan note, with a corresponding charge to interest expense. The fair value of the warrants is being retained in additional paid in capital until such times as they are exercised, lapse, or are otherwise dealt with. Under UK GAAP the warrants are regarded as not having affected the finance cost of the loan note. See Note 17 below.

17. This represents the redemption write-off of the discount on the loan note following the redemption in the loan note of $5,000,000 and reissue of the new $2,000,000 loan note, following the conversion of $3,000,000 of the loan note into equity, as detailed in Table 1 note 1c. See Note 18 for the impact of the new loan note. Details of the unamortized discount on the loan are discussed above in note 16.

18. Under US GAAP the new $2,000,000 loan note and the 500,000 warrants have been accounted for under APB14, so that the proceeds of the loan note have been allocated between debt and the warrants based on their relative fair values. The debt is being accreted up to its face value over the term of the loan note, with a corresponding charge to interest expense. The fair value of the warrants is being retained in additional paid in capital until such time as they are exercised, lapse, or are otherwise dealt with. Under UK GAAP the warrants are regarded as not having affected the finance cost of the loan note.

19. This represents the culmination of all adjustments in arriving at the unaudited pro forma combined condensed consolidated US GAAP balance sheet.